Exhibit 1.3

RESEARCH IN MOTION LIMITED

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE MONTHS AND FISCAL YEAR ENDED MARCH 2, 2013

March 28, 2013

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should be read together with the audited consolidated financial statements and the accompanying notes (the “Consolidated Financial Statements”) of Research In Motion Limited (the “Company”) for the fiscal year ended March 2, 2013. The Consolidated Financial Statements are presented in U.S. dollars and have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). All financial information in this MD&A is presented in U.S. dollars, unless otherwise indicated.

The Company has prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators. Under the U.S./Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which are different from those of the United States. This MD&A provides information for the fiscal year ended March 2, 2013 and up to and including March 28, 2013.

Additional information about the Company, including the Company’s Annual Information Form, which is included in the Company’s Annual Report on Form 40-F, can be found on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.

Cautionary Note Regarding Forward-Looking Statements

This MD&A contains forward-looking statements within the meaning of certain securities laws, including under the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, including statements relating to:

•	the Company’s expectations regarding new product initiatives and timing, including the BlackBerry 10 platform and BlackBerry 10 smartphones;

•	the Company’s plans and expectations regarding new service offerings, and assumptions regarding its service revenue model;

•	the Company’s plans, strategies and objectives, and the anticipated opportunities and challenges in fiscal 2014;

•	anticipated demand for, and the Company’s plans and expectations relating to, programs to drive sell-through of the Company’s BlackBerry 7 smartphones and BlackBerry PlayBook tablets;

•	the Company’s expectations regarding financial results for the first quarter of fiscal 2014;

•	the Company’s expectations with respect to the sufficiency of its financial resources;

•	the Company’s ongoing efforts to streamline its operations and its expectations relating to the benefits of its Cost Optimization and Resource Efficiency (“CORE”) program and similar strategies;

•	the Company’s plans and expectations regarding marketing and promotional programs;

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

•	the Company’s estimates of purchase obligations and other contractual commitments; and

•	assumptions and expectations described in the Company’s critical accounting policies and estimates.

The words “expect”, “anticipate”, “estimate”, “may”, “will”, “should”, “intend”, “believe”, “plan” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances, including but not limited to, the launch timing and success of products based on the BlackBerry 10 platform, general economic conditions, product pricing levels and competitive intensity, supply constraints, the Company’s expectations regarding its business, strategy, opportunities and prospects, including its ability to implement meaningful changes to address its business challenges, and the Company’s expectations regarding the cash flow generation of its business. Many factors could cause the Company’s actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the following factors, most of which are discussed in greater detail in the “Risk Factors” section of the Company’s Annual Information Form, which is included in the Company’s Annual Report on Form 40-F:

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the Company’s ability to enhance its current products and services, or develop new products and services in a timely manner or at competitive prices, including risks related to new product introductions;

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risks related to the Company’s ability to offset or mitigate the impact of the anticipated decline in the Company’s infrastructure access fees on its consolidated revenue by developing an integrated services and software offering;

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intense competition, rapid change and significant strategic alliances within the Company’s industry, including potential future strategic transactions by its competitors or carrier partners, which could weaken the Company’s competitive position or may require the Company to reduce its prices to compete effectively;

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the Company’s ability to establish new, and to build on existing relationships with its network carrier partners and distributors, and its reliance on its network carrier partners to help promote the BlackBerry 10 platform and BlackBerry 10 smartphones;

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the efficient and uninterrupted operation of the Company’s network operations center and the networks of its carrier partners, and the risk of other business interruptions, including costs, potential liabilities, lost revenues and reputational damage associated with service interruptions;

•	risks related to the Company’s ability to implement and to realize the anticipated benefits of its CORE program and to continue to realize cost reductions in the future;

•	risks related to the Company’s ability to maintain or increase its cash balance;

•	the occurrence or perception of a breach of the Company’s security measures, or an inappropriate disclosure of confidential or personal information;

•	dependence on key personnel and the Company’s ability to attract and retain key personnel;

•	third-party claims for infringement of intellectual property rights by the Company and the outcome of any litigation with respect thereto;

•	the Company’s ability to successfully obtain patent or other proprietary or statutory protection for its technologies and products;

•	the Company’s ability to expand and manage BlackBerry® World™;

•	potential liabilities or costs related to the collection, storage, transmission, use and disclosure of user and personal information;

•	the Company’s ability to manage inventory and asset risk;

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

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the Company’s reliance on its suppliers for functional components, including the suppliers the Company has selected for its BlackBerry 10 smartphones, and the risk that suppliers will not supply components on a timely basis, in sufficient quantities or of the desired quality;

•	the Company’s ability to obtain rights to use software or components supplied by third parties;

•	the Company’s ability to successfully maintain and enhance its brand;

•	risks associated with the Company’s foreign operations, including risks related to recent political and economic developments in Venezuela;

•	restrictions on import and use of the Company’s products and services in certain countries due to encryption of the products and services;

•	the Company’s ability to continue to adapt to recent Board and management changes and headcount reductions;

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reliance on strategic alliances and relationships with third-party network infrastructure developers, software platform vendors and service platform vendors, including the Company’s ability to promote and advance the development of an ecosystem of applications and services for the BlackBerry 10 platform;

•	the Company’s reliance on third-party manufacturers for certain products and its ability to manage its production and repair process;

•	the continued quality and reliability of the Company’s products and services and the potential effect of defects in products and services;

•	general commercial litigation, class action and other litigation claims, including purported class action claims relating to the Company’s operations;

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risks associated with litigation claims against the Company arising from the Company’s practice of providing forward-looking guidance to its shareholders with respect to certain financial metrics, including the Company’s practice of updating previous guidance where circumstances warrant;

•	potential charges relating to the impairment of intangible assets recorded on the Company’s balance sheet;

•	risks as a result of actions of activist shareholders;

•	government regulation of wireless spectrum and radio frequencies;

•	reduced spending by customers due to the uncertainty of economic and geopolitical conditions;

•	risks associated with acquisitions, investments and other business initiatives;

•	foreign exchange risks as the Company transacts globally in currencies other than the U.S. dollar;

•	regulation, certification and health risks, and risks relating to the misuse of the Company’s products;

•	tax liabilities, resulting from changes in tax laws or otherwise, associated with the Company’s worldwide operations;

•	market and credit risk associated with the Company’s cash, cash equivalents and short-term or long-term investments;

•	risks related to the failure of the Company’s suppliers, subcontractors, third-party distributors and representatives to use acceptable ethical business practices or comply with applicable laws;

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

•	the potential impact of copyright levies in numerous countries;

•	the Company’s ability to manage its past growth and its ongoing development of service and support operations; and

•	costs and other burdens associated with recently-adopted regulations regarding conflict minerals.

On March 29, 2012, the Company announced that it will no longer provide specific, forward-looking quantitative guidance. However, the Company remains committed to providing a high level of disclosure and transparency and will continue to provide commentary that highlights the trends and uncertainties that the Company anticipates. Any statements that are forward-looking statements are intended to enable the Company’s shareholders to view the anticipated performance and prospects of the Company from management’s perspective at the time such statements are made, and they are subject to the risks that are inherent in all forward-looking statements, as described above. These forward-looking statements are made by the Company in light of its experience, its perception of historical and anticipated business trends, existing conditions in the business at the time and anticipated future developments, including competition and new product initiatives and expected timing, as well as the Company’s current assessments of the risk factors that affect its business, including those identified above, and the likely success of mitigation strategies relating to such factors. These forward-looking statements are subject to the inherent risk of difficulties in forecasting the Company’s financial results for future periods, particularly over longer periods, given the rapid technological changes, evolving industry standards, intense competition and short product life cycles that characterize the wireless communications industry.

These factors should be considered carefully, and readers should not place undue reliance on the Company’s forward-looking statements. The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

Overview

A global leader in wireless innovation, the Company revolutionized the mobile industry with the introduction of the BlackBerry solution in 1999. Today, the Company aims to inspire the success of its millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, the Company operates offices in North America, Europe, Asia Pacific and Latin America. Effective January 30, 2013, the Company began to operate around the world under the iconic name BlackBerry. The Company will seek shareholder approval to change the legal name of the Company to BlackBerry at the Company’s next Annual and Special Meeting. The Company’s common shares are listed on the NASDAQ Global Select Market (NASDAQ: BBRY) and the Toronto Stock Exchange (TSX: BB).

With the BlackBerry platform, the Company believes it offers a market-leading wireless communications experience with push-based connectivity, industry-leading security and enterprise manageability, excellent radio performance and differentiated social applications, such as BlackBerry Messenger (“BBM”), that provide immediacy, productivity and collaboration. The wireless communications market has increasingly evolved in recent years and there is significant overlap between consumer and enterprise segments. The

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

enterprise market is currently characterized by a combination of enterprise-deployed devices and devices that are purchased by consumers but also used in the corporate environment, commonly referred to as “Bring Your Own Device” (“BYOD”). The Company has encountered challenges adapting to the BYOD movement as some information technology (“IT”) departments that previously required employees to use the BlackBerry wireless solution because of its emphasis on security and reliability are permitting employees to choose devices offered by the Company’s competitors, who are increasingly promoting the merits of their own security and reliability, and this has impacted the Company’s enterprise subscriber account base. To address this evolution of the market, the Company has introduced products including its first BlackBerry 10 smartphones with BlackBerry Balance and BlackBerry Enterprise Service 10, which give IT departments the ability to securely manage BlackBerry devices and other operating system platforms through a single unified interface and to securely protect corporate data on an employee’s personal smartphone or tablet. The Company expects that with the introduction of BlackBerry 10 smartphones, which began in certain markets in the fourth quarter of fiscal 2013 and will continue in the first quarter of fiscal 2014, its position in the BYOD enterprise market will strengthen and the Company will also continue to seek partnerships that will further enable the Company to have a complete BYOD offering.

BlackBerry is the leading smartphone in several markets around the world. The primary regions experiencing recent growth for the Company include Asia Pacific and Latin America. The Company has experienced a decline in revenue and market share, particularly in the United States. Intense competition is negatively impacting the Company’s results in that market, as did the lack of a Long Term Evolution (“LTE”) product and high-end consumer offering prior to the launch of the first BlackBerry 10 smartphone in the United States on March 22, 2013. The decline can also be attributed to consumer preferences for devices with access to the broadest number of applications, such as those available in the iOS and Android environments. Market share has also been impacted by the significant number of new Android-based competitors that have entered the market. In addition, the increased desire by carriers to sell devices that operate on the new, faster LTE networks being built has also impacted the Company’s market share, as these networks feature faster download speeds and allow carriers to offer higher-value data plans. The Company’s first LTE smartphones were launched with the introduction of the Company’s first BlackBerry 10 smartphones in certain markets in the fourth quarter of fiscal 2013 and in the United States on March 22, 2013. Some of the Company’s main competitors include Apple Inc., Google Inc., Samsung Electronics Co., Ltd, HTC Corporation, Huawei Technologies Co., Ltd, Microsoft Corporation, Nokia Corporation and ZTE Corporation.

BlackBerry World, the Company’s comprehensive electronic content distribution catalogue, is available to customers in over 100 markets globally, with other markets to follow. The continued expansion of the catalogue of applications and other content is an important element of the Company’s successful transition to its next-generation BlackBerry 10 smartphones and the success of the BlackBerry PlayBook tablet, and requires a substantial investment of internal resources for development of the infrastructure, improvement of developer and consumer interfaces and advertising costs. There are over 100,000 applications available for BlackBerry 10 smartphones and over 200,000 applications in total available through BlackBerry World.

The Company currently has a strong balance sheet with negligible debt and approximately $2.9 billion in cash, cash equivalents and investments as of March 2, 2013. In fiscal 2013, the Company had annual sales of $11.1 billion and the Company incurred a net loss from continuing operations of $628 million, or $1.20 per share diluted.

The Company made a number of strategic acquisitions in recent years including QNX Software Systems (“QNX”), Certicom, Torch Mobile, The Astonishing Tribe, Gist and Tungle that are intended to accelerate the

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Company’s ability to innovate and deliver compelling products to market. In June 2011, the Company also participated in a successful bid for the Nortel Networks Corporation (“Nortel”) patent portfolio as a part of a consortium of companies. The Nortel patents obtained eliminated the Company’s exposure to those patents and are expected to strengthen the Company’s patent portfolio and its position in respect of patent litigation and licensing.

Operational and Strategic Review

The Company is in the ongoing process of completing the largest platform and organizational transition in its history, with a view to better position the Company to achieve growth and to continue to be a leading company in the wireless communications industry. The Company’s fiscal 2013 results reflect the product and platform transition underway, ongoing market challenges and the competitive dynamics across many markets. As part of its ongoing efforts, the Company has continued its operational and strategic review, which includes re-evaluating its product portfolio, operations, manufacturing and research and development strategy. In fiscal 2013, the Company implemented various initiatives as part of its operational and strategic review, and has now substantially completed its anticipated headcount reductions previously announced in an effort to align the Company’s cost structure to enable it to move through this transition and deliver on long-term stakeholder value. J.P. Morgan Securities LLC and RBC Capital Markets continue to act for the Company in reviewing the Company’s business and financial performance. They have been tasked with helping the Company with its operational and strategic review and evaluating the relative merits and feasibility of various financial strategies, including opportunities to leverage the BlackBerry platform through partnerships, licensing opportunities and strategic business model alternatives. During fiscal 2013, the Company also implemented major changes throughout the organization, which it believes have made the Company leaner and more nimble and are intended to provide a solid foundation for continued innovation and execution.

Sources of Revenue

The Company’s primary revenue stream is generated by the BlackBerry wireless solution, which includes sales of BlackBerry® handheld devices and BlackBerry PlayBook tablets, services and software. The BlackBerry wireless solution provides users with a wireless extension of their work and personal email accounts, including Microsoft® Outlook®, IBM® Lotus Notes®, Novell® GroupWise® and many ISP email services.

The Company generates hardware revenues from sales, primarily to carriers and distributors, of BlackBerry handheld devices, which provide users with the ability to send and receive wireless messages and data. The Company’s BlackBerry handheld devices also incorporate a mobile phone, web-browsing and multimedia capabilities and enable the use of data functions such as calendar, address book, task and memo lists and other functions associated with personal organizers. During fiscal 2013, the Company continued to launch new BlackBerry handheld devices that incorporate the BlackBerry 7 operating system as well as continuing major BlackBerry 7 upgrade programs in Canada, the United States and the United Kingdom. As part of the Company’s ongoing operational and strategic review, the Company intends to streamline the BlackBerry smartphone product portfolio to offer a smaller number of devices in market at any given time. The successful launch and customer adoption of the Company’s next-generation BlackBerry 10 platform and the delivery of high quality, full-featured BlackBerry 10 smartphones remain the Company’s number one priority. The Company held the official BlackBerry 10 launch event on January 30, 2013, and the first BlackBerry 10 smartphones were introduced into the market on January 31, 2013 in the United Kingdom and February 5, 2013 in Canada. More recently, the Company launched the BlackBerry Z10 smartphone in the United States with AT&T on March 22, 2013 and with T-Mobile and Verizon soon thereafter. The Company also announced that the BlackBerry Q10 smartphone will be launched in international markets beginning in April 2013.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The BlackBerry 10 mobile computing platform is a re-designed, re-engineered, and re-invented BlackBerry platform that creates a new and unique mobile computing experience. The Company’s first two BlackBerry 10 products, the LTE-enabled BlackBerry Z10 and BlackBerry Q10 smartphones, offer a faster, smarter and smoother experience. The Company also launched the BlackBerry Enterprise Service 10, the Company’s new enterprise mobility management solution. BlackBerry Enterprise Service 10 brings together device management, industry leading security and mobile applications management for BlackBerry smartphones, including the new BlackBerry 10 smartphones and BlackBerry PlayBook tablets in a consolidated solution. It also provides a single console for managing BlackBerry, Android and iOS devices. To assist enterprise customers with the transition to BlackBerry Enterprise Service 10, the Company launched the BlackBerry 10 Ready program to help enterprise customers prepare their environments for BlackBerry 10. To date, more than 3,500 unique companies have registered for the program. The Company intends to leverage the early success of BlackBerry 10 by intensifying its strategic focus on opportunities in mobile computing verticals such as auto, industrial, networking, healthcare, security and defense applications, expanding its secure network infrastructure for uses beyond those currently deployed by BlackBerry and through potential licensing opportunities.

The BlackBerry PlayBook tablet represents the Company’s first tablet product and features the BlackBerry Tablet Operating System based on technology resulting from the Company’s acquisition of QNX. In fiscal 2013, the Company launched the 3G plus BlackBerry PlayBook tablet and 4G LTE BlackBerry PlayBook tablet, the Company’s first LTE product. The Company has undertaken a high level of promotional activity in retail-channels to drive sell-through of the BlackBerry PlayBook tablet to end customers as a result of intense competition in the tablet market. The Company sold out of the 16G BlackBerry PlayBook tablets in the second quarter of fiscal 2013 and is continuing to sell its 32G and 64G units as well as the 3G plus BlackBerry PlayBook tablet and 4G LTE BlackBerry PlayBook tablet.

The Company currently generates service revenue from billings to its BlackBerry subscriber base that utilize BlackBerry 7 and prior BlackBerry operating systems primarily from a monthly infrastructure access fee (sometimes referred to as a “service access fee” or “SAF”) charged to carriers or resellers, who in turn bill the BlackBerry subscriber. The SAF for consumer customers historically has been much lower than the SAF for enterprise customers, who receive a higher level of value-added security, encryption and other services by utilizing the Company’s BlackBerry Enterprise Service (“BES”) platform.

Many of the Company’s competitors do not charge a SAF or equivalent fee as they recover their infrastructure and services expense in alternate manners. Thus, the Company has faced growing pressure to reduce its existing SAF, especially for the consumer market. In response to these pressures, the Company has been implementing certain price reduction programs in an effort to maintain and grow its subscriber base. While the Company expects that existing consumer and enterprise subscribers using BlackBerry 7 and prior BlackBerry operating systems will continue generating service revenue, the amount of those revenues is expected to decline gradually in the coming quarters due to the ongoing price reduction programs.

As customers transition to BlackBerry 10, the Company expects SAF revenue to gradually decline further for consumer subscribers, but expects to continue generating SAF revenue from enterprise customers who elect to utilize the BlackBerry 10 Enterprise Service and other new services. The Company is focused on developing integrated BlackBerry 10 service offerings that leverage the Company’s strengths such as BBM, security and

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

manageability to generate new service revenue streams. The areas the Company plans to leverage for new service offerings include: new services for the Company’s strong BBM base; possible licensing of the BlackBerry 10 platform; the creation of cross-platform offerings; services that leverage BlackBerry’s social media community; advanced security tools and additional enterprise services. Customers that require enhanced services, including advanced security, mobile device management and other services, are expected to continue to generate monthly service revenue. Other customers who do not utilize such services are expected to generate less or no service revenue. The Company believes that offering alternative levels of service and pricing will better meet the needs of its customers. In addition, the Company believes that by offering these services it will expand the size of its addressable market for recurring service revenue. This strategy will help broaden the BlackBerry ecosystem over time, which will potentially give the Company and its application developers access to a broader market into which to sell their respective services.

The Company expects the transition from BlackBerry 7 to BlackBerry 10 to be gradual, given that the Company has a diversified global customer base, many of whom are in markets that are expected to transition more slowly to 4G wireless networks. As a result of the changes and the pressure to reduce its SAF as described above, the Company anticipates further declines in service revenue in the coming quarters, which could be significant. The Company cannot predict this anticipated rate of decline with any degree of certainty, as it depends on a number of factors, including the outcome of negotiations with the Company’s carrier customers and distribution partners, the rate at which current BlackBerry 6 and BlackBerry 7 customers migrate to BlackBerry 10 and use only standard BlackBerry services, the Company’s ability to attract existing and new enterprise customers to use the enhanced services offered by BlackBerry 10, the Company’s ability to continue charging SAF for its BlackBerry 6 and BlackBerry 7 products, and the Company’s ability to successfully develop over a transition period a compelling integrated services and software offering that generates new service and software revenues from the BlackBerry 10 mobile computing platform. The Company anticipates a single digit percentage decline in service revenue in the first quarter of fiscal 2014, the impact of which is expected to be partially offset by cost savings related to the CORE program.

Prior to the fourth quarter of fiscal 2013, the Company identified the BlackBerry subscriber account base as the total of all subscriber accounts that had an active status at the end of a reporting period. Each carrier instructed the Company to create subscriber accounts and determine whether each subscriber account should have an active status. Each carrier is charged a service fee for each BlackBerry 6 and BlackBerry 7 subscriber account each month, with substantially all of such service fees having no regard to the amount of data traffic that the subscriber account passes over the BlackBerry architecture. If a carrier instructed the Company to deactivate a subscriber account, then the Company no longer included that subscriber account in its BlackBerry subscriber account base and ceased billing the carrier with respect to such account from the date of notification of its deactivation. It is each carrier’s contractual responsibility to report changes to its subscriber account status on a timely basis to the Company. The number of subscriber accounts is a non-financial metric and is intended to highlight the change in the Company’s subscriber base and should not be relied upon as an indicator of the Company’s financial performance.

To reflect the changes described above, and to better address possible future strategies and service and software revenue opportunities related to an integrated services and software offering for the BlackBerry 10 mobile computing platform, starting in the fourth quarter of fiscal 2013, the Company has adjusted the methodology it uses to calculate the size of its subscriber base. Rather than calculating the total of all subscriber accounts that have an active status at the end of a reporting period and for which infrastructure access fees are thereby generated, the Company currently identifies its BlackBerry subscriber base as the total of all BlackBerry subscriber accounts that are provisioned to access BlackBerry services, regardless of whether the Company is receiving infrastructure access fees from each such subscriber in any given month. The Company believes this change will better reflect the base of BlackBerry users that may contribute to service revenues in the future, whether solely through infrastructure access fees or the integrated service and software offering being developed.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

An important part of the Company’s BlackBerry wireless solution is the software that is installed at the corporate or small- and medium-size enterprise server level, and in some cases, on personal computers. Software revenues include fees from (i) licensing the Company’s BES software; (ii) BlackBerry® Client Access Licenses (“CALs”), which are charged for each subscriber using the BlackBerry service via a BES; (iii) maintenance and upgrades to software; and (iv) technical support.

Revenues are also generated from non-warranty repairs and sales of accessories.

Cost Optimization and Resource Efficiency

As part of the Company’s ongoing effort to streamline its operations and increase efficiency, the Company commenced the CORE program in March 2012. The CORE program is a Company-wide initiative with the objective of improving the Company’s operations. The program includes, among other things, the streamlining of the BlackBerry smartphone product portfolio to offer a smaller number of devices in market at any given time, the optimization of the Company’s global manufacturing footprint to reduce complexity and improve delivery performance, the outsourcing of global repair services, the alignment of the Company’s sales and marketing teams to prioritize marketing efforts to effectively leverage its marketing windows and a reduction in the number of layers of management to reduce complexity, drive accelerated execution and decision making, improve performance and increase the transparency of accountability. The Company previously announced that the CORE program was targeted to drive at least $1.0 billion in savings by the end of fiscal 2013 based on the Company’s fourth quarter of fiscal 2012 run rate. As previously reported, as of the end of third quarter of fiscal 2013, the Company had achieved savings of over $1.0 billion and continued to generate additional savings in the fourth quarter of fiscal 2013. The Company has also implemented plans to sustain the savings realized in fiscal 2013 throughout fiscal 2014. The savings have been realized through lower material costs, working capital improvements, greater efficiencies in manufacturing and supply chain management, workforce optimization and leveraging third-party providers to assist in reducing indirect spending. As the CORE management team has been reviewing all aspects of the business, the Company continues to identify more opportunities to streamline cost and drive efficiencies. As a result of the timing of the BlackBerry 10 launch, which began in certain countries on January 31, 2013, the increasingly competitive environment as well as the identification of additional cost saving and efficiency opportunities, the Company will continue to execute on the mandate of the CORE program throughout fiscal 2014 and expects to realize additional cost savings and benefits to come from its more efficient cost base as volumes of BlackBerry 10 products increase. In connection with the continuing initiatives to be executed by the CORE program, the Company intends to avoid reductions that would negatively impact key programs such as BlackBerry 10, customer support and BlackBerry service levels.

As part of the CORE program and the strategic review process, the Company has been reviewing all aspects of its operations, including the sale of certain assets. In fiscal 2013, certain assets were classified as held for sale and are presented separately on the Company’s consolidated balance sheet until they are disposed of. Assets held for sale include businesses, property, plant and equipment that are expected to be sold within the next twelve months.

In December 2012 the Company sold 100% of the shares of its wholly-owned subsidiary, NewBay Software Limited (“NewBay”). As a result, the Company has recognized a loss on disposal of $3 million, which is included in the discontinued operations line on the Company’s consolidated statements of operations for fiscal 2013. As part of the transaction, the Company also resolved outstanding litigation with Synchronoss, as further described in the “Legal Proceedings” section of this MD&A. Results of discontinued operations are reflected in the Company’s consolidated statement of operations as discontinued operations.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

To date, these CORE initiatives have included:

•	a global workforce reduction of approximately 5,000 employees. The Company has substantially completed all of its planned headcount reductions as of March 28, 2013;

•	a reduction in the number of layers of management to reduce complexity and drive better clarity, efficiency and accountability across the organization;

•	the continued streamlining of the Company’s supply chain, which include moving from four manufacturing providers to two and reducing manufacturing sites from ten to four;

•	outsourcing the Company’s global repair services and re-engineering the Company’s spare parts processes;

•	a focus on reducing the Company’s product costs from suppliers;

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targeted use of resources in the Company’s sales and marketing initiatives to more effectively leverage marketing windows and prioritize marketing efforts and spend in regions that offer the highest opportunity and return; and

•	further outsourcing of non-core functions as determined during the implementation of the CORE program.

The Company expects to continue to drive cost reductions over the coming fiscal quarters through a continuation of the CORE program. The Company had initially reported that it expected to incur pre-tax restructuring related charges of approximately $350 million by the end of fiscal 2013; however the Company actually incurred $220 million in pre-tax restructuring costs in fiscal 2013, primarily associated with the global workforce reduction. Other charges will likely occur as the Company continues to execute on the CORE program mandate throughout fiscal 2014.

Non-GAAP Financial Measures

As noted above, the Consolidated Financial Statements have been prepared in accordance with U.S. GAAP, and information contained in this MD&A is presented on that basis. On March 28, 2013, the Company announced financial results for fiscal 2013, which included certain non-GAAP financial measures, including adjusted net loss from continuing operations and adjusted diluted loss per share from continuing operations that exclude the impact of pre-tax restructuring charges of $220 million related to the CORE program, a pre-tax goodwill impairment charge of $335 million and an income tax benefit of $166 million related to the settlement of uncertain tax positions, including related interest and foreign exchange gains, the Company recorded in fiscal 2013. Similar non-GAAP financial measures were included in the Company’s presentation of its financial results for the fourth quarter of fiscal 2013. The term “non-GAAP financial measure” is used to refer to a numerical measure of a company’s historical or future financial performance, financial position or cash flows that: (i) excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with U.S. GAAP in a company’s statement of income, balance sheet or statement of cash flows; or (ii) includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented. The Company believes that presenting non-GAAP financial measures that exclude the impact of those items enables it and its shareholders to better assess the Company’s operating performance relative to its consolidated financial results in prior and future periods and improves the comparability of the information presented. Readers are cautioned that adjusted net loss, adjusted diluted loss per share and similar measures do not have any standardized meaning prescribed by U.S. GAAP and are therefore unlikely to be comparable to similarly titled measures reported by other companies. These non-GAAP financial measures should be considered in the context of the U.S. GAAP results, which are described in this MD&A. A reconciliation of these non-GAAP financial measures to the most directly comparable U.S. GAAP measures was included in the Company’s press release, dated March 28, 2013.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Fiscal 2013 Operating Results – Executive Summary

The following table sets forth certain consolidated statement of operations data, which is expressed in millions of dollars, for the periods indicated, except for share and per share amounts, as well as certain consolidated balance sheet data, as at March 2, 2013, March 3, 2012, and February 26, 2011, which is expressed in millions of dollars.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

	As at and for the Fiscal Year Ended
	March 2, 2013	March 3, 2012	Change 2013/2012	February 26, 2011	Change 2012/2011
	(in millions, except for share and per share amounts)
Revenue (5)	$11,073	$18,423	$(7,350)	$19,907	$(1,484)
Cost of sales(1,4)	7,639	11,848	(4,209)	11,082	766

Gross margin	3,434	6,575	(3,141)	8,825	(2,250)

Operating expenses

Research and development(1)	1,509	1,556	(47)	1,351	205
Selling, marketing and administration (1)(3)	2,111	2,600	(489)	2,400	200
Amortization	714	567	147	438	129
Impairment of Goodwill(2)(6)	335	355	(20)	—	355

	4,669	5,078	(409)	4,189	889

Operating income (loss)	(1,235)	1,497	(2,732)	4,636	(3,139)

Investment income (loss)	15	21	(6)	8	13

Income (loss) from continuing operations before income taxes	(1,220)	1,518	(2,738)	4,644	(3,126)

Provision for (recovery of) income taxes(3)	(592)	347	(939)	1,233	(886)

Income (loss) from continuing operations	(628)	1,171	(1,799)	3,411	(2,240)

Loss from discontinued operations	(18)	(7)	(11)	—	(7)

Net income (loss)	$(646)	$1,164	$(1,810)	$3,411	$(2,247)

Basic earnings (loss) per share
Basic earnings (loss) per share from continuing operations	$(1.20)	$2.23		$6.36

Basic loss per share from discontinued operations	(0.03)	(0.01)		—

Total basic earnings (loss) per share	$(1.23)	$2.22		$6.36

Diluted earnings (loss) per share
Diluted earnings (loss) per share from continuing operations	$(1.20)	$2.23		$6.34

Diluted loss per share from discontinued operations	(0.03)	(0.01)		—

Total diluted earnings (loss) per share	$(1.23)	$2.22		$6.34

Weighted-average number of shares outstanding (000’s)
Basic	524,160	524,101		535,986
Diluted	524,160	524,190		538,330

Total assets	$13,165	$13,731	$(566)	$12,875	$856
Total liabilities	$3,705	$3,631	$74	$3,937	$(306)
Total long-term liabilities	$257	$242	$15	$307	$(65)
Shareholders’ equity	$9,460	$10,100	$(640)	$8,938	$1,162

(1)	Cost of sales, research and development and selling, marketing and administration expenses included approximately $220 million in total pre-tax charges related to the Company’s CORE program to streamline operations across the Company during fiscal 2013. Included in cost of sales, research and development, and selling, marketing and administration expenses for fiscal 2013, was approximately $96 million, $27 million and $97 million, respectively, of charges related to the CORE program. See “Overview – Cost Optimization and Resource Efficiency”.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(2)	During the first quarter of fiscal 2013 the Company performed a goodwill impairment test and based on the results of that test, the Company recorded a pre-tax goodwill impairment charge of approximately $335 million (the “Q1 Goodwill Impairment Charge”).
(3)	During fiscal 2013 the Company recorded an income tax benefit of $166 million related to the settlement of uncertain tax positions, including related interest and foreign exchange gains.
(4)	During fiscal 2012, the Company recorded pre-tax provisions on its inventory of BlackBerry PlayBooks of approximately $485 million (the “PlayBook Inventory Provision”) and BlackBerry 7 smartphones of approximately $267 million (the “Q4 BlackBerry7 Inventory Provision”).
(5)	During fiscal 2012, the Company experienced a service interruption which resulted in the loss of service revenue and the payment of penalties of approximately $54 million related to the unavailability of the Company’s network (the “Q3 Service Interruption”).
(6)	During fiscal 2012, the Company performed a goodwill impairment test and based on the results of that test, the Company recorded a pre-tax goodwill impairment charge (the “Q4 Goodwill Impairment Charge”) of approximately $355 million.

The following table sets forth certain consolidated statement of operations data expressed as a percentage of revenue for the periods indicated:

	March 2, 2013	March 3, 2012	Change 2013/2012	February 26, 2011	Change 2012/2011
Revenue	100.0%	100.0%	—	100.0%	—
Cost of sales	69.0%	64.3%	4.7%	55.7%	8.6%

Gross margin	31.0%	35.7%	(4.7%)	44.3%	(8.6%)

Operating expenses
Research and development	13.6%	8.4%	5.2%	6.8%	1.6%
Selling, marketing and administration	19.1%	14.1%	5.0%	12.1%	2.0%
Amortization	6.4%	3.1%	3.3%	2.2%	0.9%
Impairment of Goodwill	3.0%	1.9%	1.1%	—	1.9%

	42.1%	27.5%	14.6%	21.1%	6.4%

Operating income (loss)	(11.1%)	8.2%	(19.3%)	23.2%	(15.0%)
Investment income	0.1%	0.1%	—	—	0.1%

Income (loss) from continuing operations before income taxes	(11.0%)	8.3%	(19.3%)	23.2%	(14.9%)
Provision for (recovery of) income taxes	(5.3%)	1.9%	(7.2%)	6.2%	(4.3%)

Income (loss) from continuing operations	(5.7%)	6.4%	(12.1%)	17.0%	(10.6%)
Loss from discontinued operations, net of tax	(0.2%)	—	(0.2%)	—	—

Net income (loss)	(5.9%)	6.4%	(12.3%)	17.0%	(10.6%)

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Revenue from continuing operations for fiscal 2013 was $11.1 billion, a decrease of approximately $7.4 billion, or 39.9%, from $18.4 billion in fiscal 2012. Hardware revenue decreased by $7.1 billion, or 51.8%, to $6.6 billion, primarily due to lower shipment volumes and lower average selling prices. The lower shipment volumes were a result of the Company’s aging product portfolio in a very competitive environment in which multiple competitors introduced new devices beginning in early fiscal 2013. The lower average selling prices were due to the continuation of pricing initiatives to drive sell-through for BlackBerry 7 handheld devices, in advance of the launch of BlackBerry 10 smartphones. The number of BlackBerry handheld devices shipped decreased by approximately 20.9 million, or 42.7%, to approximately 28.1 million in fiscal 2013, compared to approximately 49.0 million in fiscal 2012. The number of BlackBerry PlayBook tablets shipped during fiscal 2013 was approximately 1.1 million, representing a decrease of 0.2 million compared to 1.3 million in fiscal 2012. Service revenue decreased by $164 million to $3.9 billion in fiscal 2013, which was primarily attributable to a decrease in subscriber accounts and a reduction in infrastructure access fees compared to fiscal 2012. Software revenue decreased by $57 million in fiscal 2013 to $261 million as a result of a decrease in CALs and maintenance revenue. Other revenue increased by $17 million to $254 million in fiscal 2013 compared to fiscal 2012, which was primarily attributable to gains on revenue hedging instruments and IP licensing, partially offset by decreases in non-warranty repair revenues and accessories.

The Company’s net loss from continuing operations for fiscal 2013 was $628 million, a decrease of $1.8 billion compared to net income of $1.2 billion in fiscal 2012. The decrease takes into account the impact of an income tax benefit of $166 million related to the settlement of uncertain tax positions, including related interest and foreign exchange gains, restructuring charges of $220 million related to the CORE program and the Q1 Goodwill Impairment Charge of $335 million incurred in fiscal 2013, as well as the impacts of the PlayBook Inventory Provision, the Q4 Goodwill Impairment Charge the Q4 BlackBerry 7 Inventory Provision, the Q3 Service Interruption and restructuring charges of $125 million related to the Company’s previous cost optimization program incurred in fiscal 2012. The decrease is primarily attributable to a decrease in the Company’s gross margin, partially offset by a reduction in operating expenses and a recovery of income taxes. The Company’s consolidated gross margin in fiscal 2013 was negatively impacted by the lower shipment volumes due to the Company’s aging product portfolio in a very competitive environment in which multiple competitors introduced new devices beginning in early fiscal 2013 as well as the continuation of pricing initiatives to drive sell-through for BlackBerry 7 handheld devices and the impact of allocating certain fixed costs, including licensing costs, to lower shipment volumes, compared to fiscal 2012. The decrease in gross margin was partially offset by the higher average selling prices of BlackBerry 10 devices shipped, favorable renegotiations of key contracts associated with elements of the Company’s hardware business and benefits from a leaner and re-architected supply chain.

Basic and diluted loss per share from continuing operations were both $1.20 in fiscal 2013 compared to basic and diluted earnings per share (“EPS”) from continuing operations of $2.23 in fiscal 2012, which reflects the impact of an income tax benefit of $166 million related to the settlement of uncertain tax positions, including related interest and foreign exchange gains, and charges of $220 million related to the CORE program and the Q1 Goodwill Impairment Charge of $335 million incurred in fiscal 2013, as well as the impacts of the PlayBook Inventory Provision, the Q4 Goodwill Impairment Charge the Q4 BlackBerry 7 Inventory Provision, the Q3 Service Interruption and restructuring charges of $125 million related to the Company’s previous cost optimization program incurred in fiscal 2012.

The Company expects to increase its marketing spending in relation to the global launch of BlackBerry 10 during the first quarter of fiscal 2014 by approximately 50% compared to the fourth quarter of fiscal 2013. However, the Company expects to approach breakeven financial results in the first quarter of fiscal 2014 as a result of its lower cost base, more efficient supply chain and improved hardware margins.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

A more comprehensive analysis of these factors is contained in “Results of Continuing Operations”.

Critical Accounting Policies and Estimates

General

The preparation of the Consolidated Financial Statements requires management to make estimates and assumptions with respect to the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. These estimates and assumptions are based upon management’s historical experience and are believed by management to be reasonable under the circumstances. Such estimates and assumptions are evaluated on an ongoing basis and form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates.

The Company’s critical accounting policies and estimates have been reviewed and discussed with the Company’s Audit & Risk Management Committee and are set out below. The Company’s significant accounting policies are described in Note 1 to the Consolidated Financial Statements. Except as noted below, there have not been any changes to the Company’s critical accounting policies and estimates during the past three fiscal years.

Revenue Recognition

The Company recognizes revenue when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when it has persuasive evidence of an arrangement, the product has been delivered or the services have been provided to the customer, the sales price is fixed or determinable and collection is reasonably assured. In addition to this general policy, the following paragraphs describe the specific revenue recognition policies for each of the Company’s major categories of revenue.

Hardware

Revenue from the sale of BlackBerry wireless hardware products (e.g. BlackBerry® handheld devices and BlackBerry® PlayBook™ tablets) is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collection is probable. Product is considered delivered to the customer once it has been shipped and title and risk of loss have been transferred. For most of the Company’s product sales, these criteria are met at the time the product is shipped. For hardware products for which the software is deemed essential to the functionality of the hardware, the Company recognizes revenue in accordance with general revenue recognition accounting guidance.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The Company records reductions to revenue for estimated commitments related to price protection, right of return and for customer incentive programs. Price protection is accrued as a reduction to revenue based on estimates of price reductions provided the price reduction can be reliably estimated or based on contractual caps and all other revenue recognition criteria have been met. The Company also records reductions to revenue for a right of return based on contractual terms and conditions and, if the expected product returns can be reasonably and reliably estimated, based on historical experience. Where a general right of return cannot be reasonably and reliably estimated, the Company recognizes revenue when the product sells through the distribution channel. The estimated cost of customer incentive programs is accrued as a reduction to revenue and is recognized at the later of the date at which the Company has sold the product or the date at which the program is offered. If historical experience cannot support a breakage rate, the maximum rebate amount is accrued and adjusted when the incentive programs end.

Service

Revenue from service is recognized rateably on a monthly basis when the service is provided. In instances where the Company bills the customer prior to performing the service, the prebilling is recorded as deferred revenue. Service revenue also includes the recognition of previously deferred revenue related to multi-element arrangements for non-software services and software upgrade rights related to the BlackBerry PlayBook tablets and BlackBerry 10 devices.

Software

Revenue from licensed software is recognized at the inception of the license term and in accordance with industry-specific software revenue recognition accounting guidance. When the fair value of a delivered element has not been established, the Company uses the residual method to recognize revenue if the fair value of undelivered elements is determinable. Revenue from software maintenance, unspecified upgrades and technical support contracts is recognized over the period that such items are delivered or those services are provided.

Other

Other revenue consists of the sale of accessories and repair and maintenance contracts. Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collection is probable.

Shipping and Handling Costs

Amounts billed to customers related to shipping and handling are classified as revenue, and the Company’s shipping and handling costs are included in cost of sales. Shipping and handling costs that cannot be reasonably attributed to certain customers are included in selling, marketing and administration.

Multiple-Element Arrangements

The Company enters into revenue arrangements that may consist of multiple deliverables of its product and service offerings. The Company’s typical multiple-element arrangements involve: (i) BlackBerry 7 or earlier handheld devices with services, (ii) BlackBerry 10 handheld devices with unspecified software upgrades on a when-and-if available basis along with undelivered non-software services (iii) tablets with unspecified software upgrades on a when-and-if available basis and (iv) software with technical support services.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Company’s arrangements involving multiple deliverables of BlackBerry 7 or earlier handheld devices with services, the consideration from the arrangement is allocated to each respective element based on its relative selling price, using vendor-specific objective evidence of selling price (“VSOE”). In certain limited instances when the Company is unable to establish the selling price using VSOE, the Company attempts to establish the selling price of each element based on acceptable third party evidence of selling price (“TPE”); however, the Company is generally unable to reliably determine the selling prices of similar competitor products and services on a stand-alone basis. In these instances, the Company uses best estimated selling price (“BESP”) in its allocation of arrangement consideration. The objective of BESP is to determine the price at which the Company would transact a sale if the product or service was sold on a stand-alone basis.

Beginning in January, 2013 the Company introduced its BlackBerry 10 devices which use the Company’s network infrastructure in a different manner than BlackBerry 7 or earlier devices. As a result, for arrangements involving multiple deliverables including the BlackBerry 10 device and the essential operating system software, as well as unspecified upgrade rights and non-software services for which the Company may not charge for separately, the consideration from the arrangement is allocated to each respective element based on the relative selling price, using the Company’s BESP as the device, unspecified upgrade rights and non-software services are no longer sold separately. The consideration for the delivered hardware and the related essential operating system software are recognized at the time of sale provided that the four general revenue recognition criteria have been met. The consideration allocated to the unspecified software upgrade rights and non-software services is deferred and recognized rateably over the 24-month estimated life of the devices.

The BlackBerry PlayBook tablet includes the right to receive free unspecified software upgrade rights on a when-and-if available basis. This upgrade right to the product’s embedded operating system software is considered an undelivered element at the time of sale of the tablet and falls within the general revenue recognition guidance. The consideration from the arrangement is allocated to each respective element based on its relative selling price. As the BlackBerry PlayBook tablet or the upgrade right are not sold on a standalone basis and no TPE exists for these deliverables, the allocation of revenue is based on the Company’s BESPs. The consideration for the delivered hardware and the related essential software operating system are recognized at the time of sale provided that the four revenue recognition criteria have been met. The consideration allocated to the unspecified software upgrade rights is deferred and recognized rateably over the 24-month estimated life of the tablets.

For arrangements involving multiple deliverables of software with technical support services, the revenue is recognized based on the industry-specific software revenue recognition accounting guidance. If the Company is not able to determine VSOE for all of the deliverables of the arrangement, but is able to obtain VSOE for all undelivered elements, revenue is allocated using the residual method. Under the residual method, the amount of revenue allocated to delivered elements equals the total arrangement consideration less the aggregate fair value of any undelivered elements. If VSOE of any undelivered software items does not exist, revenue from the entire arrangement is initially deferred and recognized at the earlier of: (i) delivery of those elements for which VSOE did not exist; or (ii) when VSOE can be established.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The Company determines BESP for a product or service by considering multiple factors including, but not limited to, historical pricing practices for similar offerings, market conditions, competitive landscape, internal costs, gross margin objectives and pricing practices. The determination of BESP is made through consultation with and formal approval by, the Company’s management, taking into consideration the Company’s marketing strategy. The Company regularly reviews VSOE, TPE and BESP, and maintains internal controls over the establishment and updates of these estimates. Based on the above factors, the Company’s BESP for the unspecified software upgrade right is $6 per BlackBerry PlayBook tablet and the Company’s BESP for the unspecified software upgrade right and non-software services ranges from $10-$20 per BlackBerry 10 device.

Allowance for Doubtful Accounts and Bad Debt Expense

The Company has historically been dependent on an increasing number of significant telecommunication carriers and distribution partners and on large more complex contracts with respect to sales of the majority of its products and services. The Company expects increasing accounts receivable balances with its large customers to continue as it sells an increasing number of its wireless devices and software products and service relay access through network carriers and resellers rather than directly.

The Company evaluates the collectability of its accounts receivables based upon a combination of factors on a periodic basis, such as specific credit risk of its customers, historical trends and economic circumstances. The Company, in the normal course of business, monitors the financial condition of its customers and reviews the credit history of each new customer. When the Company becomes aware of a specific customer’s inability to meet its financial obligations to the Company (such as in the case of bankruptcy filings or material deterioration in the customer’s operating results or financial position, and payment experiences), the Company records a specific bad debt provision to reduce the customer’s related accounts receivable to its estimated net realizable value. If circumstances related to specific customers change, the Company’s estimates of the recoverability of accounts receivables balances could be further adjusted.

Inventories and Inventory Purchase Commitments

Raw materials are stated at the lower of cost and replacement cost. Work in process and finished goods inventories are stated at the lower of cost and net realizable value. Cost includes the cost of materials plus direct labor applied to the product and the applicable share of manufacturing overhead. Cost is determined on a first-in-first-out basis.

The Company’s policy for the valuation of inventory, including the determination of obsolete or excess inventory, requires management to estimate the future demand for the Company’s products within specific time horizons. Inventory purchases and purchase commitments are based upon such forecasts of future demand and scheduled rollout of new products. The business environment in which the Company operates is subject to rapid changes in technology and customer demand. The Company performs an assessment of inventory during each reporting period, which includes a review of, among other factors, demand requirements, component part purchase commitments of the Company and certain key suppliers, product life cycle and development plans, component cost trends, product pricing and quality issues. If customer demand subsequently differs from the Company’s forecasts, requirements for inventory write-offs that differ from the Company’s estimates could become necessary. If management believes that demand no longer allows the Company to sell inventories above cost or at all, such inventory is written down to net realizable value or excess inventory is written off.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Goodwill

Goodwill represents the excess of the acquisition price over the fair value of identifiable net assets acquired. Goodwill is allocated as at the date of the business combination. Goodwill is not amortized, but is tested for impairment annually, during the fourth quarter, or more frequently if events or changes in circumstances indicate the asset may be impaired. These events and circumstances may include a significant change in legal factors or in the business climate, a significant decline in the Company’s share price, an adverse action of assessment by a regulator, unanticipated competition, a loss of key personnel, significant disposal activity and the testing of recoverability for a significant asset group.

The Company consists of a single reporting unit. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit including goodwill is compared with its fair value. The estimated fair value is determined utilizing a market-based approach, based on the quoted market price of the Company’s stock in an active market, adjusted by an appropriate control premium. When the carrying amount of a reporting unit exceeds its fair value, goodwill of the reporting unit is considered to be impaired, and the second step is necessary.

In the second step of the goodwill impairment test, the implied fair value of the reporting unit’s goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination using the fair value of the reporting unit as if it were the acquisition price. When the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the consolidated statements of operations. Establishing an implied fair value of goodwill requires the Company to make estimates for key inputs into complex valuation models and to apply significant judgment in the selection of estimates, assumptions and methodologies required to complete the analysis. Areas of judgment include, but are not limited to, development of multi-year business cash flow forecasts, the selection of discount rates and the identification and valuation of unrecorded assets.

Intangible Assets

Intangible assets with definite lives are stated at cost less accumulated amortization. The Company is currently amortizing its intangible assets with finite lives over periods generally ranging between two to ten years.

The Company reviews long-lived assets such as property, plant and equipment and intangible assets with finite useful lives for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the total of the expected undiscounted future cash flows is less than the carrying amount of the asset, a loss is recognized for the excess of the carrying amount over the fair value of the asset.

The useful lives of intangible assets are evaluated quarterly to determine if events or circumstances warrant a revision to their remaining period of amortization. Legal, regulatory and contractual factors, the effects of obsolescence, demand, competition and other economic factors are potential indicators that the useful life of an intangible asset may be revised. See “Cautionary Note Regarding Forwarding-Looking Statements – Potential charges relating to the impairment of long-lived assets recorded on the Company’s balance sheet”.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Litigation

The Company is involved in litigation in the normal course of its business. The Company may be subject to claims (including claims related to patent infringement, purported class actions and derivative actions) either directly or through indemnities against claims that it provides to certain of its partners. Management reviews all of the relevant facts for each claim and applies judgment in evaluating the likelihood and, if applicable, the amount of any potential loss. Where it is considered likely for a material exposure to result and where the amount of the claim is quantifiable, provisions for loss are made based on management’s assessment of the likely outcome. The Company does not provide for claims that are considered unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable. For further details on legal matters, see “Legal Proceedings” below.

Royalties

The Company recognizes its liability for royalties in accordance with the terms of existing license agreements. Where license agreements are not yet finalized, the Company recognizes its current estimates of the obligation in accrued liabilities in the Consolidated Financial Statements. When the license agreements are subsequently finalized, the estimate is revised accordingly. Management’s estimates of royalty rates are based on the Company’s historical licensing activities, royalty payment experience and forward-looking expectations.

Warranty

The Company provides for the estimated costs of product warranties at the time revenue is recognized. BlackBerry devices are generally covered by a time-limited warranty for varying periods of time. The Company’s warranty obligation is affected by product failure rates, differences in warranty periods, regulatory developments with respect to warranty obligations in the countries in which the Company carries on business, freight expense, and material usage and other related repair costs.

The Company’s estimates of costs are based upon historical experience and expectations of future return rates and unit warranty repair costs. If the Company experiences increased or decreased warranty activity, or increased or decreased costs associated with servicing those obligations, revisions to the estimated warranty liability would be recognized in the reporting period when such revisions are made. For further details on the Company’s warranty expense experience and estimates for fiscal 2013, refer to Note 12 to the Consolidated Financial Statements.

Income Sensitivity

The Company estimates that a 10% change to either the current average unit warranty repair cost or the current average warranty return rate, measured against the device sales volumes currently under warranty as at March 2, 2013, would have resulted in adjustments to warranty expense and pre-tax income of approximately $79 million, or 6.5% of consolidated annual net income (loss).

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Investments

The Company’s cash equivalents and investments, other than cost method investments of $4 million and equity method investments of $48 million, consist of money market and other debt securities, and are classified as available-for-sale for accounting purposes and are carried at fair value with unrealized gains and losses recorded in accumulated other comprehensive income until such investments mature or are sold. The Company uses the specific identification method of determining the cost basis in computing realized gains or losses on available-for-sale investments which are recorded in investment income. In the event of a decline in value which is other than temporary, the investment is written down to fair value with a charge to income.

The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use in pricing the asset or liability, such as inherent risk, non-performance risk and credit risk. The Company applies the following fair value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value into three levels:

•	Level 1 - Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets;

•

Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data; and

•	Level 3 - Significant unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The carrying amounts of the Company’s cash and cash equivalents, accounts receivable, other receivables, accounts payable and accrued liabilities approximate fair value due to their short maturities.

In determining the fair value of investments held, the Company primarily relies on an independent third party valuator for the fair valuation of securities. Pricing inputs used by the independent third party valuator are generally received from two primary vendors. The pricing inputs are reviewed for completeness and accuracy, within a set tolerance level, on a daily basis by the independent third party valuator. The Company also reviews and understands the inputs used in the valuation process and assesses the pricing of the securities for reasonableness.

For further details on the valuation methods and inputs used by the Company to determine the fair value of its investments, refer to Note 5 to the Consolidated Financial Statements.

Given the current market conditions and economic uncertainties, management exercises significant judgment in determining the fair value of the Company’s investments and the investment’s classification level within the three-tier fair value hierarchy. As at March 2, 2013, the Company had approximately 98% of its available-for-sale investments measured at fair value classified in Level 2.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The Company regularly assesses declines in the value of individual investments for impairment to determine whether the decline is other-than-temporary. The Company makes this assessment by considering available evidence, including changes in general market conditions, specific industry and individual company data, the length of time and the extent to which the market value has been less than cost, the financial condition, the near-term prospects of the individual investment and the Company’s intent and ability to hold the investments to maturity. In the event that a decline in the fair value of an investment occurs and the decline in value is considered to be other-than-temporary, an impairment charge is recorded in investment income equal to the difference between the cost basis and the fair value of the individual investment at the balance sheet date of the reporting period for which the assessment was made. The Company’s assessment on whether an investment is other-than-temporarily impaired or not, could change due to new developments or changes in assumptions or risks to any particular investment.

For further details on the Company’s investments and fair value conclusions, refer to Note 4 and Note 5 to the Consolidated Financial Statements.

Income Taxes

The Company uses the liability method of income tax allocation to account for income taxes. Deferred income tax assets and liabilities are recognized based upon temporary differences between the financial reporting and income tax bases of assets and liabilities, and measured using enacted income tax rates and laws that will be in effect when the differences are expected to reverse. The Company records a valuation allowance to reduce deferred income tax assets to the amount that is more likely than not to be realized. The Company considers both positive evidence and negative evidence, to determine whether, based upon the weight of that evidence, a valuation allowance is required. Judgment is required in considering the relative impact of negative and positive evidence.

Significant judgment is also required in evaluating the Company’s uncertain income tax positions and provisions for income taxes. Liabilities for uncertain income tax positions are recognized based on a two-step approach. The first step is to evaluate whether an income tax position has met the recognition threshold by determining if the weight of available evidence indicates that it is more likely than not to be sustained upon examination. The second step is to measure the income tax position that has met the recognition threshold as the largest amount that is more than 50% likely of being realized upon settlement. The Company continually assesses the likelihood and amount of potential adjustments and adjusts the income tax provisions, income taxes payable and deferred income taxes in the period in which the facts that give rise to a revision become known. The Company recognizes interest and penalties related to uncertain income tax positions as interest expense, which is then netted and reported within investment income.

The Company uses the flow-through method to account for investment tax credits (“ITCs”) earned on eligible scientific research and experimental development expenditures. Under this method, the ITCs are recognized as a reduction to income tax expense.

The Company’s provision for income taxes is based on a number of estimates and assumptions as determined by management and is calculated in each of the jurisdictions in which it conducts business. The Company’s consolidated income tax rates have differed from statutory rates primarily due to the tax impact of ITCs,

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

carrying operating losses back to prior periods with higher effective income tax rates, changes in the amount of unrecognized income tax benefits, manufacturing activities, the amount of net income earned in Canada versus other operating jurisdictions and the rate of taxes payable in respect of those other operating jurisdictions, the timing of reversal of temporary differences and the rate of taxes applied on these differences, permanent differences including non-deductible stock compensation and the impact of foreign exchange. The Company enters into transactions and arrangements in the ordinary course of business in which the income tax treatment is not entirely certain. In particular, certain countries in which it operates could seek to tax a greater share of income than has been provided. The final outcome of any audits by taxation authorities may differ from estimates and assumptions used in determining the Company’s consolidated income tax provision and accruals, which could result in a material effect on the consolidated income tax provision and the net income for the period in which such determinations are made.

Stock-Based Compensation

The Company has stock-based compensation plans, which are described in note 9(b) to the consolidated financial statements.

The Company has an incentive stock option plan for officers and employees of the Company or its subsidiaries. Under the terms of the plan, as revised in fiscal 2008, no stock options may be granted to independent directors. The Company measures stock-based compensation expense at the grant date based on the award’s fair value as calculated by the Black-Scholes-Merton (“BSM”) option-pricing model and is recognized rateably over the vesting period. The BSM model requires various judgmental assumptions including volatility and expected option life. In addition, judgment is also applied in estimating the amount of stock-based awards that are expected to be forfeited, and if actual results differ significantly from these estimates, stock-based compensation expense and our results of operations would be impacted.

Any consideration paid by employees on exercise of stock options plus any recorded stock-based compensation within additional paid-in capital related to that stock option is credited to capital stock.

The Company has a Restricted Share Unit Plan (the “RSU Plan”) under which eligible participants include any officer or employee of the Company or its subsidiaries. At the Company’s discretion, Restricted Share Units (“RSUs”) are redeemed for either common shares issued by the Company, common shares purchased on the open market by a trustee selected by the Company or the cash equivalent on the vesting dates established by the Board of Directors or the Compensation, Nomination and Governance Committee of the Board of Directors. The RSUs vest over a three-year period, either on the third anniversary date, in equal installments or 25% per year in years one and two and 50% in year three on each anniversary date over the vesting period. The Company classifies RSUs as equity instruments as the Company has the ability and intent to settle the awards in common shares. The compensation expense is calculated based on the fair value of each RSU as determined by the closing value of the Company’s common shares on the business day of the grant date. The Company recognizes compensation expense over the vesting period of the RSU.

Upon the issuance of RSUs, common shares for which RSUs may be exchanged will be purchased on the open market by a trustee selected and funded by the Company or new common shares will be issued by the Company. The trustee has been appointed to settle the Company’s obligation to deliver shares to individuals upon vesting. In addition, upon vesting, the trustee is required to sell enough shares to cover the individual recipient’s minimum statutory withholding tax requirement, with the remaining shares delivered to the individual. As the Company is considered to be the primary beneficiary of the trust, the trust is considered a variable interest entity and is consolidated by the Company.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The Company has a Deferred Share Unit Plan (the “DSU Plan”), adopted by the Board of Directors on December 20, 2007, under which each non-executive director will be credited with Deferred Share Units (“DSUs”) in satisfaction of all or a portion of the cash fees otherwise payable to them for serving as a director of the Company. Grants under the DSU Plan replace the stock option awards that were historically granted to non-executive members of the Board of Directors. At a minimum, 60% of each non-executive director’s annual retainer will be satisfied in the form of DSUs. The director can elect to receive the remaining 40% in any combination of cash and DSUs. Within a specified period after such a director ceases to be a director, DSUs will be redeemed for cash with the redemption value of each DSU equal to the weighted average trading price of the Company’s shares over the five trading days preceding the redemption date. Alternatively, subject to receipt of shareholder approval, the Company may elect to redeem DSUs by way of shares purchased on the open market or issued by the Company.

DSUs are accounted for as liability-classified awards and are awarded on a quarterly basis. These awards are measured at their fair value on the date of issuance, and remeasured at each reporting period, until settlement.

Assets Held for Sale and Discontinued Operations

Assets held for sale and related liabilities are reported separately on the Company’s consolidated balance sheets at the lower of their carrying value and fair value less costs to sell, if material. If the carrying value exceeds the fair value less costs to sell, a loss is recognized. Assets classified as held for sale are no longer amortized. Comparative figures are reclassified to conform to the current year’s presentation.

When the Company has disposed of or classified as held for sale a component of the entity, and certain criteria are met, the results of operations of the component, including any loss recognized, are reported separately on the consolidated statements of operations as discontinued operations. Discontinued operations are presented if the component’s operations and cash flows have been, or will be, eliminated from the Company and the Company will not have significant continuing involvement in the operations of the component after the disposal. Earnings (loss) per share amounts for both continuing operations and discontinued operations are presented separately on the consolidated statements of operations and income (loss) from continuing operations and loss from discontinued operations are reported separately on the consolidated statements of cash flows. Comparative figures are reclassified to conform to the current year’s presentation.

The Company applies judgment in determining whether the criteria for presentation of discontinued operations have been met and uses estimates in the determination of the fair value less costs to sell of the assets held for sale. Should any of the estimates change, or if the actual proceeds of disposal differ from the estimate, it could have a material impact on earnings.

Impact of Accounting Pronouncements Not Yet Implemented

In February 2013, the FASB issued authoritative guidance to improve the reporting of reclassifications out of accumulated other comprehensive income. The guidance requires an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

the amount being reclassified is required under U.S. GAAP to be reclassified in its entirety to net income. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts. The new authoritative guidance will become effective for annual and interim reporting periods beginning on or after December 15, 2012, with early adoption permitted. The Company will adopt the guidance in the first quarter of fiscal 2014 and is currently evaluating the impact that the adoption of this guidance will have on its results of operations, financial condition and disclosures.

Results of Continuing Operations

Fiscal year ended March 2, 2013 compared to fiscal year ended March 3, 2012

Revenue

Revenue from continuing operations for fiscal 2013 was $11.1 billion, a decrease of approximately $7.4 billion, or 39.9%, from $18.4 billion in fiscal 2012.

Comparative breakdowns of the significant revenue categories and geographic regions are set forth in the following table:

	For the Fiscal Year Ended
	March 2, 2013		March 3, 2012		Change Fiscal 2013/2012
Millions of BlackBerry handheld devices shipped	28.1		49.0		(20.9)	(42.7%)

Millions of BlackBerry PlayBook tablets shipped	1.1		1.3		(0.2)	(15.4%)

Revenue (in millions)

Hardware	$6,648	60.0%	$13,794	74.9%	$(7,146)	(51.8%)
Service	3,910	35.3%	4,074	22.1%	(164)	(4.0%)
Software	261	2.4%	318	1.7%	(57)	(17.9%)
Other	254	2.3%	237	1.3%	17	7.2%

	$11,073	100.0%	$18,423	100.0%	$(7,350)	(39.9%)

Revenue by Geography (in millions)

North America	$2,896	26.2%	$5,442	29.5%	$(2,546)	(46.8%)
Europe, Middle East and Africa	4,502	40.7%	7,662	41.6%	(3,160)	(41.2%)
Latin America	2,114	19.1%	2,646	14.4%	(532)	(20.1%)
Asia Pacific	1,561	14.0%	2,673	14.5%	(1,112)	(41.6%)

	$11,073	100.0%	$18,423	100.0%	$(7,350)	(39.9%)

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Hardware revenue was $6.6 billion, or 60.0% of consolidated revenue, in fiscal 2013 compared to $13.8 billion, or 74.9% of consolidated revenue, in fiscal 2012, representing a decrease of 51.8%. This decrease in hardware revenue over the prior fiscal year was primarily attributable to a decrease in the volume of BlackBerry handheld devices shipped by approximately 20.9 million, or 42.7%, to approximately 28.1 million BlackBerry handheld devices in fiscal 2013, compared to approximately 49.0 million BlackBerry handheld devices shipped in fiscal 2012. The decline in the volume of BlackBerry devices shipped was primarily a result of decreased demand for the Company’s aging product portfolio in a very competitive environment in which multiple competitors introduced new devices beginning in early fiscal 2013. The Company introduced the first BlackBerry 10 smartphones in certain countries starting on January 31, 2013. The overall decrease in revenue in fiscal 2013 is also attributable to a decrease in average selling prices of BlackBerry 7 handheld devices in fiscal 2013 compared to fiscal 2012 due to the continuation of pricing initiatives to drive sell-through, partially offset by the higher average selling prices of BlackBerry 10 devices. However, the impact of BlackBerry 10 smartphone sales on total revenue for fiscal 2013 is modest since they were only available in certain markets for one month or less prior to the end of fiscal 2013. Delays in the introduction of the BlackBerry 10 smartphones resulted in certain of the current BlackBerry 7 product line being in the market for over one year, which contributed to declining unit shipments and a loss of market share in fiscal 2013 as some customers either awaited the launch of the new BlackBerry 10 smartphones or switched to devices of our competitors. The initial early global demand for the BlackBerry Z10 smartphone has been better than the Company anticipated. The Company only recently started selling the BlackBerry Z10 smartphone in the United States and the launch is meeting the Company’s early expectations. BlackBerry 10 smartphones are being launched in phases and will continue over the next several quarters with various devices and all the major carriers. The Company announced that the BlackBerry Q10 smartphone will be launched in international markets beginning in April 2013, and the Company intends to launch lower costs versions of BlackBerry 10 smartphones later this year.

The number of BlackBerry PlayBook tablets shipped during fiscal 2013 was approximately 1.1 million, representing a decrease of 0.2 million units compared to the prior fiscal year. Overall, BlackBerry PlayBook tablet shipments have experienced lower than anticipated sell-through to end users due mainly to intense competition in the tablet market, especially in the United States. During fiscal 2013, the Company continued its ongoing promotional activities to encourage sell-through of the BlackBerry PlayBook tablets. The Company sold out of the 16G BlackBerry PlayBook tablets in the second quarter of fiscal 2013 and is continuing to sell its 32G and 64G units as well as the 3G plus BlackBerry PlayBook tablet and 4G LTE BlackBerry PlayBook tablet, which launched in fiscal 2013.

Service revenue decreased by $164 million, or 4.0%, to $3.9 billion, or 35.3% of consolidated revenue, in fiscal 2013, compared to $4.1 billion, or 22.1% of consolidated revenue, in fiscal 2012. The decrease in service revenue is primarily due to the net decrease in BlackBerry subscriber accounts. The total BlackBerry subscriber base was approximately 76 million as at the end of fiscal 2013, a decrease of approximately 1 million since the end of fiscal 2012. The decrease in service revenue also reflects a decrease in average revenue per user (“ARPU”). The decrease in ARPU resulted from recent pricing reduction programs implemented by the Company to maintain the subscriber base as well as a shift in the mix of the Company’s subscriber base from higher tiered unlimited plans to prepaid and lower tiered plans. BlackBerry tiered service plans continued to drive growth in the Company’s subscriber base in fiscal 2013, specifically outside North America. The Company anticipates a single digit percentage decline in service revenue in the first quarter of fiscal 2014, the impact of which is expected to be partially offset by cost savings related to the CORE program. Service revenues will continue to be generated by current and future users of BlackBerry 7 devices and the Company plans to continue to sell and launch new BlackBerry 7 devices in certain markets outside of the United States in fiscal 2014. As the business migrates to BlackBerry 10, the Company plans to enhance the business offering with new value-creating services including new services for the Company’s strong BBM base; possible licensing of the BlackBerry 10 platform; the creation of cross-platform offerings; services that leverage BlackBerry’s social media community; advanced security tools and additional enterprise services. Please refer to the “Overview – Sources of Revenue” section for further discussion of service revenue and the Company’s subscriber base.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Software revenue, which includes fees from licensed BES software, CALs, technical support, maintenance and upgrades decreased by $57 million, or 17.9%, to $261 million, or 2.4% of consolidated revenue, in fiscal 2013, compared to $318 million, or 1.7% of consolidated revenue, in fiscal 2012. This decrease was primarily attributable to a decrease in CALs and maintenance revenue.

Other revenue, which includes non-warranty repairs, accessories, licensing revenues and gains and losses on revenue hedging instruments, increased by $17 million to $254 million in fiscal 2013 compared to $237 million in fiscal 2012. The majority of the increase was attributable to increases in gains on revenue hedging instruments and IP licensing, partially offset by decreases in non-warranty repair revenues and accessories revenue. See “Market Risk of Financial Instruments - Foreign Exchange” for additional information on the Company’s hedging instruments.

The Company has encountered challenges adapting to the BYOD movement as some IT departments that previously required employees to use the BlackBerry wireless solution because of its emphasis on security and reliability are permitting employees to choose devices offered by the Company’s competitors who are increasingly promoting the merits of their own security and reliability, and this has impacted the Company’s enterprise subscriber account base. To address this evolution of the market, the Company has introduced products including its first BlackBerry 10 smartphones with BlackBerry Balance and BlackBerry Enterprise Service 10, which give IT departments the ability to securely manage BlackBerry devices and other operating system platforms through a single unified interface and to securely protect corporate data on an employee’s personal smartphone or tablet. The Company expects that with the introduction of BlackBerry 10 smartphones, which began in certain markets in the fourth quarter of fiscal 2013 and will continue in the first quarter of fiscal 2014, its position in the BYOD enterprise market will strengthen and the Company will also continue to seek partnerships that will further enable the Company to have a complete BYOD offering.

Revenues in North America were $2.9 billion or 26.2% of consolidated revenue in fiscal 2013, reflecting a decrease of $2.5 billion compared to $5.4 billion, or 29.5% of consolidated revenue in fiscal 2012. The decrease is primarily attributable to a decrease in revenue from the United States, which represented approximately 20% of total consolidated revenue in fiscal 2013, compared to 23% of total consolidated revenue in fiscal 2012, as a result of shifts in the competitive dynamics within the United States, an aging in-market product portfolio, as well as growth in international markets compared to fiscal 2012. While the Company’s BlackBerry 7 upgrade program has been well received by many of its customers, revenues in the United States have continued to decline and subscriber attrition has remained high due to the intense competition faced by the Company in this market, the lack of an LTE smartphone product and a high-end consumer offering prior to the launch of the BlackBerry Z10 smartphone on March 22, 2013, as well as consumer preferences for devices with access to the broadest number of applications, such as those available in the iOS and Android environments. To address this, the Company worked with developers to ensure that a broad spectrum of applications including games, multimedia, productivity, enterprise and social media applications would be available on BlackBerry 10 smartphones prior to their introduction, which began in certain countries in the fourth quarter of fiscal 2013 and in the United States on March 22, 2013. Sales in the United States have also been impacted by the significant number of new Android-based competitors that have entered the market. In addition, the increased desire by carriers to sell devices that operate on the new, faster LTE networks being built has also impacted the Company’s market share in the United States, as these networks feature faster download speeds and enable carriers to offer higher-value data plans. The Company’s first LTE smartphones are the BlackBerry 10 smartphones, which were recently made available in the United States, as noted above.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Revenues in Europe, Middle East and Africa were $4.5 billion or 40.7% of consolidated revenue in fiscal 2013, reflecting a decrease of $3.2 billion compared to $7.7 billion or 41.6% of consolidated revenue in fiscal 2012. The Company’s largest market in this region, the United Kingdom, represented approximately 11% of total consolidated revenue, an increase of 1% from fiscal 2012. The United Kingdom was also the first country to introduce the Company’s BlackBerry 10 smartphones into market on January 31, 2013. Some of the larger markets comprising this region include South Africa, France and United Arab Emirates. Subscriber accounts in Europe, Middle East and Africa have remained stable, marginally increasing by 1% since the end of fiscal 2012. In addition to the United Kingdom, the Company has launched the BlackBerry Z10 in many countries in this region in the fourth quarter of fiscal 2013 including South Africa, Nigeria, France, Germany, Italy, Spain, Turkey, Switzerland, Kuwait, United Arab Emirates, Lebanon, Iraq and Pakistan and will continue to launch BlackBerry 10 devices in additional countries in the first and second quarters of fiscal 2014.

Revenues in Latin America were $2.1 billion or 19.1% of consolidated revenue in fiscal 2013, reflecting a decrease of $532 million compared to $2.6 billion or 14.4% of consolidated revenue in fiscal 2012. Some of the larger markets comprising this region include Venezuela and Mexico. Subscriber accounts in Latin America have increased by 17% since fiscal 2012. The Company launched its first BlackBerry 10 devices in the region in Mexico on March 23, 2013.

Revenues in Asia Pacific were $1.6 billion or 14.0% of consolidated revenue in fiscal 2013, reflecting a decrease of $1.1 billion compared to $2.7 billion or 14.5% of consolidated revenue in fiscal 2012. Some of the larger markets comprising this region include Indonesia and India. Subscriber accounts in Asia Pacific have increased by 36% since the end of fiscal 2012. In the fourth quarter of fiscal 2013, the Company has launched the BlackBerry Z10 in many countries in this region including Indonesia, India, Malaysia and Singapore and will continue to launch BlackBerry 10 devices in additional countries in the first and second quarters of fiscal 2014.

Gross Margin

Consolidated gross margin from continuing operations decreased by $3.1 billion, to $3.4 billion, or 31.0% of consolidated revenue, in fiscal 2013, compared to $6.6 billion, or 35.7% of consolidated revenue, in fiscal 2012. Excluding the impact of charges related to the CORE program incurred in fiscal 2013, of which $96 million was attributable to cost of sales, and the impacts of the PlayBook Inventory Provision, BlackBerry 7 Inventory Provision, the Q3 Service Interruption and charges related to the Company’s previous cost optimization program, of which $14 million were attributable to cost of sales, that were incurred in fiscal 2012, gross margin decreased by $3.9 billion.

The $3.9 billion decrease in consolidated gross margin was primarily attributable to the lower volume of BlackBerry handheld devices shipped as a result of the Company’s aging product portfolio in a very competitive environment in which multiple competitors introduced new devices beginning in early fiscal 2013

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

and lower average selling prices of BlackBerry 7 devices due to the continuation of pricing initiatives to drive sell-through. The decrease in gross margin was partially offset by the higher average selling prices of BlackBerry 10 devices shipped, favorable renegotiations of key contracts associated with elements of the Company’s hardware business and benefits from a leaner and re-architected supply chain.

Operating Expenses

The table below presents a comparison of research and development, selling, marketing and administration, and amortization expense from continuing operations for fiscal 2013 compared to fiscal 2012.

	For the Fiscal Year Ended
	(in millions)
	March 2, 2013		March 3, 2012		Change Fiscal 2013/2012
		% of Revenue		% of Revenue		% of Change
Revenue	$11,073		$18,423		$(7,350)	(39.9%)

Operating expenses
Research and development (1)	$1,509	13.6%	$1,556	8.4%	$(47)	(3.0%)
Selling, marketing and administration (1)	2,111	19.1%	2,600	14.1%	(489)	(18.8%)
Amortization	714	6.4%	567	3.1%	147	25.9%
Impairment of Goodwill	335	3.0%	355	1.9%	(20)	(5.6%)

Total	$4,669	42.1%	$5,078	27.5%	$(409)	(8.1%)

(1)

Research and development and selling, marketing and administration expenses for fiscal 2013 included charges of approximately $27 million and $97 million, respectively, related to the Cost Optimization Program.

Operating expenses decreased by $409 million, or 8.1%, to $4.7 billion or 42.1% of consolidated revenue in fiscal 2013, compared to $5.1 billion or 27.5% of consolidated revenue in fiscal 2012, reflecting the lower consolidated revenue in fiscal 2013. Excluding the impact of the Q1 Goodwill Impairment Charge and charges incurred as part of the CORE program during fiscal 2013, of which $124 million were attributable to operating expenditures, and the Q1 Goodwill Impairment Charge and charges incurred as part of the Company’s previous cost optimization program during fiscal 2012, of which $111 million were attributed to operating expenditures, operating expenses decreased by $402 million. This decrease was primarily attributable to decreased marketing costs, an increase in foreign exchange gains and cost savings related to vendor contracts and a net reduction in headcount related costs driven by the CORE program compared to fiscal 2012.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Research and Development Expenses

Research and development expenses consist primarily of salaries and benefits for technical personnel, new product development costs, travel, office and building infrastructure costs and other employee costs.

Research and development expenses decreased by $47 million, or 3.0%, to $1.5 billion in fiscal 2013, compared to $1.6 billion in fiscal 2012. Excluding the impact of charges incurred as part of the CORE program during fiscal 2013, of which $27 million were attributable to research and development expenditures, and the charges incurred as part of the Company’s previous cost optimization program during fiscal 2012, of which $23 million were attributed to research and development expenditures, research and development expenses decreased by $51 million. This decrease was primarily attributable to a reduction in materials costs due to fewer new product introductions as well as a net reduction in headcount related costs driven by the CORE program compared to fiscal 2012. Research and development related headcount decreased by approximately 9%, compared to fiscal 2012.

Selling, Marketing and Administration Expenses

Selling, marketing and administration expenses consist primarily of marketing, advertising and promotion, salaries and benefits, external advisory fees, information technology costs, office and related staffing infrastructure costs and travel expenses.

Selling, marketing and administration expenses decreased by $489 million, or 18.8%, to $2.1 billion in fiscal 2013 compared to $2.6 billion in fiscal 2012. Excluding the impact of charges incurred as part of the CORE program during fiscal 2013, of which $97 million was attributable to selling, marketing and administration expenditures, and the charges incurred as part of the Company’s previous cost optimization program during fiscal 2012, of which $88 million was attributable to selling marketing and administration expenditures, selling, marketing and administration expenses decreased by $498 million. This decrease was primarily attributable to decreased marketing costs, an increase in foreign exchange gains and cost savings related to vendor contracts and a net reduction in headcount related costs driven by the CORE program compared to fiscal 2012. Headcount related to selling, marketing and administration functions decreased by approximately 33%, as compared to fiscal 2012.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Amortization Expense

The table below presents a comparison of amortization expense relating to property, plant and equipment and intangible assets recorded as amortization or cost of sales from continuing operations for fiscal 2013 compared to fiscal 2012. Intangible assets are comprised of patents, licenses and acquired technology.

	For the Fiscal Year Ended
	(in millions)
	Included in Amortization			Included in Cost of sales
	March 2, 2013	March 3, 2012	Change	March 2, 2013	March 3, 2012	Change
Property, plant and equipment	$402	$359	$43	$319	$301	$18
Intangible assets	312	208	104	874	651	223

Total	$714	$567	$147	$1,193	$952	$241

Amortization

Amortization expense relating to certain property, plant and equipment and intangible assets increased by $147 million to $714 million for fiscal 2013, compared to $567 million for fiscal 2012, which primarily reflects the impact of certain property, plant and equipment and intangible asset additions made over the last four quarters.

Cost of sales

Amortization expense relating to certain property, plant and equipment and intangible assets employed in the Company’s manufacturing operations and BlackBerry service operations increased by $241 million to $1.2 billion for fiscal 2013, compared to $952 million for fiscal 2012. This increase primarily reflects the impact of renewed or amended licensing agreements and certain property, plant and equipment asset additions made over the last four quarters.

Impairment of Goodwill

Goodwill represents the excess of an acquisition price over the fair value of identifiable net assets acquired. Goodwill is tested for impairment annually, through a two step process, in the fourth quarter of each fiscal year, or more frequently if events or changes in circumstances indicate that goodwill is more likely than not impaired.

The Company performed a goodwill impairment analysis during the fourth quarter of fiscal 2012 and concluded that impairment existed. Based on the results of that test, the Company recorded the Q4 Goodwill Impairment Charge of $355 million.

Due to business conditions and a continued significant decline in the Company’s market capitalization, the Company concluded that goodwill impairment indicators existed and an interim goodwill impairment assessment was required for the first quarter of fiscal 2013. The Company used a two-step impairment test to identify potential goodwill impairment and measured the amount of the goodwill impairment loss to be recognized. In the first step, the fair value of the Company was determined using the Company’s average

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

market capitalization for the preceding five days from the impairment test date, plus a reasonable control premium, which was established based on recent market transactions. The results from the first step of the goodwill impairment test demonstrated that the carrying value of the Company exceeded its estimated fair value as at the balance sheet date and therefore the second step of the goodwill impairment test was performed.

In the second step of the impairment test, the Company calculated the impairment loss by estimating the implied fair value of goodwill and comparing it with its carrying value. Using the fair value determined in the first step as the acquisition price, the implied fair value of goodwill was calculated as the residual amount of the acquisition price after allocations made to the fair value of net assets, including recognized and unrecognized intangible assets. Based on the results of the second step of the goodwill impairment test, it was concluded that the carrying value of goodwill was impaired. Consequently, the Company recorded the Q1 Goodwill Impairment Charge of $335 million, which eliminated the remaining carrying value of its goodwill, and reported this amount as a separate line item in the Consolidated Statements of Operations.

The Company’s share price and control premium are significant factors in assessing the Company’s fair value for purposes of the goodwill impairment assessment. The Company’s share price can be affected by, among other things, changes in industry or market conditions, including the effect of competition, changes in the Company’s results of operations, and changes in the Company’s forecasts or market expectations relating to future results. See “Risk Factors – The market price of the Company’s common shares is volatile” in the Company’s Annual Information Form.

Investment Income

Investment income decreased by $6 million to $15 million in fiscal 2013, from $21 million in fiscal 2012. The decrease in investment income is the result of decreases in the company’s average yield on its investments, the recording of the Company’s portion of investment losses in its equity-based investments, and the accrual of interest expenses for other tax matters, offset by a gain on the sale of the Company’s claim on Lehman Brothers International (Europe) (“LBIE”) trust assets which had previously been impaired in fiscal 2011. See “Financial Condition - Liquidity and Capital Resources”.

Income Taxes

For fiscal 2013, the Company’s income tax recovery from continuing operations was $592 million, resulting in an effective income tax recovery rate of approximately 48.5%, compared to income tax expense of $347 million and an effective income tax rate of approximately 22.9% for the prior fiscal year. The Company’s effective income tax recovery rate reflects the geographic mix of earnings in jurisdictions with different income tax rates. The higher effective income tax recovery rate in fiscal 2013 primarily reflects the favourable impacts of the $152 million effective settlement of uncertain income tax positions in the third quarter of fiscal 2013 that resulted from prior restructuring of the Company’s international operations, carrying operating losses back to prior periods with higher effective income tax rates and the effect of income tax incentives on earnings offset by the unfavourable impact of the Q1 Goodwill Impairment Charge.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Net Income (Loss)

The Company’s net loss from continuing operations for fiscal 2013 was $628 million, a decrease of $1.8 billion compared to net income of $1.2 billion in fiscal 2012. The decrease takes into account the impact of an income tax benefit of $166 million related to the settlement of uncertain tax positions, including related interest and foreign exchange gains, restructuring charges of $220 million related to the CORE program and the Q1 Goodwill Impairment Charge of $335 million incurred in fiscal 2013, as well as the impacts of the PlayBook Inventory Provision, the Q4 Goodwill Impairment Charge the Q4 BlackBerry 7 Inventory Provision, the Q3 Service Interruption and restructuring charges of $125 million related to the Company’s previous cost optimization program incurred in fiscal 2012. The decrease is primarily attributable to a decrease in the Company’s gross margin, partially offset by a reduction in operating expenses and a recovery of income taxes. The Company’s consolidated gross margin in fiscal 2013 was negatively impacted by the lower shipment volumes due to the Company’s aging product portfolio in a very competitive environment in which multiple competitors introduced new devices beginning in early fiscal 2013 as well as the continuation of pricing initiatives to drive sell-through for BlackBerry 7 handheld devices and the impact of allocating certain fixed costs, including licensing costs, to lower shipment volumes, compared to fiscal 2012. The decrease in gross margin was partially offset by the higher average selling prices of BlackBerry 10 devices shipped, favorable renegotiations of key contracts associated with elements of the Company’s hardware business and benefits from a leaner and re-architected supply chain.

Basic and diluted loss per share from continuing operations were both $1.20 in fiscal 2013, compared to basic and diluted EPS from continuing operations of $2.23 in fiscal 2012.

The weighted average number of shares outstanding was 524 million common shares for basic and diluted loss per share for the fiscal year ended March 2, 2013 and the fiscal year ended March 3, 2012.

The Company expects to increase its marketing spending in relation to the global launch of BlackBerry 10 during the first quarter of fiscal 2014 by approximately 50% compared to the fourth quarter of fiscal 2013. However, the Company expects to approach breakeven financial results in the first quarter of fiscal 2014 as a result of its lower cost base, more efficient supply chain and improved hardware margins. This outlook excludes the impact of charges related to the CORE program. Further, sales of BlackBerry 7 devices may be impacted as some customers may alter purchasing decisions toward BlackBerry 10 devices. See “Cautionary Note Regarding Forward-Looking Statements”.

Common Shares Outstanding

On March 26, 2013, there were 524 million voting common shares, options to purchase 7.2 million voting common shares, 15.1 million restricted share units and 0.3 million deferred share units outstanding.

The Company has not paid any cash dividends during the last three fiscal years.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Fiscal year end March 3, 2012 compared to fiscal year ended February 26, 2011

Revenue

Revenue from continuing operations for fiscal 2012 was $18.4 billion, a decrease of approximately $1.5 billion, or 7.5%, from $19.9 billion in fiscal 2011.

Comparative breakdowns of the significant revenue categories and geographic regions are set forth in the following table:

	For the Fiscal Year Ended
	March 3, 2012		February 26, 2011		Change Fiscal 2012/2011
Millions of BlackBerry handheld devices shipped	49.0		52.3		(3.3)	(6.3%)

Millions of BlackBerry PlayBook tablets shipped	1.3		—		1.3	—

Revenue (in millions)

Hardware	$13,794	74.9%	$15,956	80.2%	$(2,162)	(13.5%)
Service (1)	4,074	22.1%	3,197	16.1%	877	27.4%
Software	318	1.7%	294	1.5%	24	8.2%
Other	237	1.3%	460	2.2%	(223)	(48.5%)

	$18,423	100.0%	$19,907	100.0%	$(1,484)	(7.5%)

(1)

During the third quarter of fiscal 2012, the Company experienced the Q3 Service Interruption, which resulted in the loss of service revenue and the payment of penalties of approximately $54 million related to the unavailability of the Company’s network.

Hardware revenue decreased by $2.2 billion, or 13.5%, to $13.8 billion, or 74.9% of consolidated revenue, in fiscal 2012 compared to $16.0 billion or 80.2% of consolidated revenue in fiscal 2011. This decrease in hardware revenue over the prior fiscal year was attributable to the mix of BlackBerry handheld devices sold during fiscal 2012, which were made up of devices that have lower average selling prices compared to those sold in fiscal 2011, as well as a lower volume of handheld shipments. The Company shipped approximately 49.0 million BlackBerry handheld devices in fiscal 2012 compared to 52.3 million devices in fiscal 2011. The decrease in the number of BlackBerry handheld devices was due to a number of factors, principally increased competition in the Company’s industry, particularly in the United States, as well as delays in new product introductions. In the first quarter of fiscal 2012, the Company observed that its then-existing portfolio of BlackBerry handheld devices had been in market for close to a year and delivering new products on a timely basis had been more challenging than the Company had anticipated. The Company had been making progress on a development path for the next generation of BlackBerry handheld devices when it determined it needed to make more significant upgrades to both hardware and software to address the impact of increasing competition in the smartphone market, particularly in the United States. Consequently, the Company made the

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

decision to develop a new single hardware platform and the BlackBerry 7 operating system for its high-end BlackBerry lineup. These changes, among other things, affected both the hardware and software timelines and pushed out entry into carrier certification labs. As noted in the “Risk Factors” section of The Company’s Annual Information Form, there are always risks and uncertainties in new product development and these changes presented extra challenges to carrier lab entry and the certification process. The mix of BlackBerry handheld devices in the first and second quarters of fiscal 2012 were heavily weighted towards its BlackBerry 6 handheld devices, particularly at the low end of the range, which had lower average selling prices and contribution margin than its BlackBerry 7 products. The Company also observed lower than expected shipments of its BlackBerry 6 handheld devices as customers worked through inventory and awaited the launch of the BlackBerry 7 handheld devices. However, delays in the product introduction timelines for its BlackBerry 7 handhelds devices also excluded the Company from some of the back-to-school programs it had expected to be a part of, which resulted in lower than anticipated shipments, revenue and earnings in the second quarter of fiscal 2012. While the BlackBerry Bold 9900 was well received by customers, certain other BlackBerry 7 product sales in fiscal 2012 were lower than expected due to competitive launches, the Q3 Service Interruption and BlackBerry 7 product launch delays.

Outside of North America, overall performance was strong although competitive shifts are making growth in international markets increasingly more challenging, and the Company was not satisfied with the performance of the business in the United States, as described in further detail below.

Contributing to hardware revenue in fiscal 2012 was the launch of the BlackBerry PlayBook tablet in the first quarter of the fiscal year. The number of BlackBerry PlayBook tablets shipped during fiscal 2012 was 1.0 million units. BlackBerry PlayBook tablet shipments were lower than anticipated during fiscal 2012 due to lower than anticipated sell-through to end users caused by several factors, including intense competition in the tablet market, especially in the United States, and shifts in the competitive dynamics of the market, as well as a delay in the release of BlackBerry PlayBook OS 2.0 software until February 2012. During the second half of fiscal 2012, the Company increased its promotional activity to encourage sell-through of the BlackBerry PlayBook tablets.

Service revenue increased by $877 million, or 27.4%, to $4.1 billion or 22.1% of consolidated revenue in fiscal 2012, compared to $3.2 billion, or 16.1% of consolidated revenue in fiscal 2011, reflecting the Company’s increase in net new BlackBerry subscriber accounts since the end of fiscal 2011. Partially offsetting this increase was the loss of revenue and penalty charges associated with the Q3 Service Interruption totaling approximately $54 million. BlackBerry tiered service plans continued to drive growth in the Company’s subscriber base, specifically in the Company’s international markets, including Indonesia, South Africa and Venezuela. The international growth was offset by particularly weak results in fiscal 2012 in the United States where the Company experienced a net decrease in its subscriber base.

Software revenue includes fees from licensed BES software, CALs, technical support, maintenance and upgrades. Software revenue increased by $24 million, or 8.2%, to $318 million in fiscal 2012 from $294 million in fiscal 2011. The increase was primarily attributable to an increase in software upgrades and revenue from acquisitions, and this was partially offset by a decrease in BES, CALs and software licensing revenue.

Other revenue, which includes non-warranty repairs, accessories and gains and losses on revenue hedging instruments, decreased by $223 million to $237 million in fiscal 2012 compared to $460 million in fiscal 2011. The majority of the decrease was attributable to decreases in non-warranty repairs and losses realized from revenue hedging. See “Market Risk of Financial Instruments – Foreign Exchange” for additional information on the Company’s hedging instruments.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Sales outside the United States, the United Kingdom and Canada comprised approximately 60% of the total consolidated revenue during fiscal 2012. Sales in the United States represented approximately 23% of total consolidated revenue during the year, a decrease as a percentage of total consolidated revenue compared to the prior year resulting from factors described above, shifts in the competitive dynamics within the United States, an increase of in-life products that makes up the Company’s product mix, as well as growth in international markets compared to fiscal 2011. Sales in the United Kingdom represented approximately 10% of total consolidated revenue and sales in Canada represented the remainder. During fiscal 2012, the Company experienced a significant decrease in its share of the smartphone market in the United States compared to fiscal 2011. Intense competition, the lack of an LTE product and a high-end consumer offering in the United States is negatively impacting the Company’s results in that market. The Company has also encountered challenges due to the impact of BYOD strategies being adopted by some of its enterprise customers, as some IT departments that previously required employees to use the BlackBerry wireless solution because of its emphasis on security and reliability are permitting employees to choose devices offered by the Company’s competitors.

Gross Margin

Consolidated gross margin from continuing operations decreased by $2.2 billion, or approximately 25.5%, to $6.6 billion, or 35.7% of consolidated revenue, in fiscal 2012, compared to $8.8 billion, or 44.3% of consolidated revenue, in fiscal 2011.

During the fourth quarter of fiscal 2012, the Company recorded the Q4 BlackBerry Inventory Provision consisting of pre-tax charges of approximately $267 million, or approximately $197 million after-tax, relating primarily to certain BlackBerry 7 products with its current portfolio of hardware devices. The non-cash charges represent the Company’s estimates of provisions required to sell through existing inventory in the channel based on estimated inventory levels of certain BlackBerry 7 products, as well as related vendor liabilities as of March 3, 2012. The Company also experienced a decrease in its forward-looking demand relating to certain BlackBerry 7 products and as such, recorded a reduction in the carrying value of its inventory, and increased its estimate of the excess inventory and contractual liabilities with its manufacturing partners for units or materials relating to those products.

Excluding the impact of the charges related to the Q4 BlackBerry 7 Inventory Provision, the Cost Optimization Program, the PlayBook Inventory Provision and the charges related to the Q3 Service Interruption, consolidated gross margin decreased by $1.4 billion compared to fiscal 2011. The decline in consolidated gross margin percentage was primarily attributable to the decreased number of BlackBerry handheld device shipments in fiscal 2012 compared to fiscal 2011, as well as the mix of BlackBerry handheld devices sold during fiscal 2012, which were weighted towards in-life products with lower average selling prices and gross margins. The impact of the BlackBerry PlayBook sell-through programs conducted during the third and fourth quarters of fiscal 2012 further contributed to the year-over-year decline in the consolidated gross margin. The overall decline was partially offset by an increase in service revenue as a result of additional subscriber accounts, which comprised 22.1% of the total revenue mix for fiscal 2012 compared to 16.1% in fiscal 2011. Gross margin percentage for BlackBerry handheld devices and BlackBerry PlayBook tablets are generally lower than the Company’s consolidated gross margin percentage.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Operating Expenses

The table below presents a comparison of research and development, selling, marketing and administration, amortization and litigation expenses for fiscal 2012 compared to fiscal 2011.

	For the Fiscal Year Ended
	(in millions)
	March 3, 2012		February 26, 2011		Change Fiscal 2012/2011
		% of Revenue		% of Revenue		% of Change
Revenue	$18,423		$19,907		$(1,484)	(7%)

Operating expenses
Research and development (1)	$1,556	8.4%	$1,351	6.8%	$205	15.2%
Selling, marketing and administration (1)	2,600	14.1%	2,400	12.1%	200	8.3%
Amortization	567	3.1%	438	2.2%	129	29.5%
Impairment of Goodwill	355	1.9%	-	-	355	100.0%

Total	$5,078	27.5%	$4,189	21.1%	$889	21.2%

(1)

Research and development and selling, marketing and administration expenses for fiscal 2012 included charges of approximately $23 million and $88 million, respectively, related to the Cost Optimization Program.

Total operating expenses for fiscal 2012 as a percentage of revenue increased by 6.4% to 27.5% of revenue compared to fiscal 2011.

Research and Development Expenses

Research and development expenditures consist primarily of salaries and benefits for technical personnel, new product development costs, travel, office and building infrastructure costs and other employee costs.

Research and development expenditures increased by $205 million to $1.6 billion, or 8.4% of revenue, in fiscal 2012, compared to $1.4 billion, or 6.8% of revenue, in fiscal 2011. Excluding the impact of the charges related to the Cost Optimization Program, of which $23 million was attributable to research and development expenditures related primarily to employee termination benefits, research and development expenses increased by $185 million compared to fiscal 2011. The majority of the increase during fiscal 2012 compared to fiscal 2011 was attributable to higher materials usage, as well as an increase in salaries and benefits due to an increase in personnel associated with research and development activities.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Selling, Marketing and Administration Expenses

Selling, marketing and administration expenses consist primarily of salaries and benefits, marketing, advertising and promotion, external advisory fees, information technology costs, office and related staffing infrastructure costs and travel expenses.

Selling, marketing and administration expenses increased by $200 million to $2.6 billion for fiscal 2012 compared to $2.4 billion for fiscal 2011. As a percentage of revenue, selling, marketing and administration expenses increased to 14.1% in fiscal 2012 versus 12.1% in fiscal 2011. The increase in selling, marketing and administration expenses also reflects the impact of approximately $88 million relating to the Cost Optimization Program, which consisted of $53 million related to the identification and elimination of redundant facilities and $35 million related to employee termination benefits. Excluding the impact of the Cost Optimization Program, the $116 million increase in selling, marketing and administration expenses was attributable to an increase in foreign exchange losses, bad debt expenses, and consulting fees.

Amortization Expense

The table below presents a comparison of amortization expense relating to property, plant and equipment and intangible assets recorded as amortization or cost of sales for fiscal 2012 compared to fiscal 2011. Intangible assets are comprised of intellectual property and acquired technology.

	For the Fiscal Year Ended
	(in millions)
	Included in Amortization			Included in Cost of sales
	March 3, 2012	February 26, 2012	Change	March 3, 2012	February 26, 2012	Change
Property, plant and equipment	$359	$272	$87	$301	$225	$76
Intangible assets	208	166	42	651	264	387

Total	$567	$438	$129	$952	$489	$463

Amortization

Amortization expense relating to certain property, plant and equipment and intangible assets increased by $129 million to $567 million for fiscal 2012 compared to $438 million for fiscal 2011, which primarily reflects the impact of certain property, plant and equipment and intangible asset additions made during fiscal 2012.

Cost of sales

Amortization expense relating to certain property, plant and equipment and intangible assets employed in the Company’s manufacturing operations and BlackBerry service operations increased by $463 million to $952 million for fiscal 2012 compared to $489 million for fiscal 2011. This primarily reflects the impact of certain intangible asset additions made during the latter part of fiscal 2011.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Impairment of Goodwill

As stated under “Critical Accounting Policies and Estimates – Goodwill”, goodwill represents the excess of the acquisition price over the fair value of identifiable net assets acquired. Goodwill is tested annually, through a two step process, for impairment in the fourth quarter of each fiscal year, or more frequently if events or changes in circumstances indicate that goodwill is more likely than not impaired. During the fourth quarter of fiscal 2012, the Company used the two-step impairment test to identify potential goodwill impairment and measure the amount of the goodwill impairment loss to be recognized. In the first step, the fair value of the Company was determined using the Company’s average market capitalization for the preceding five days from the impairment test date, plus a reasonable control premium, which was established based on recent market transactions. The results from the first step of the goodwill impairment test demonstrated that the carrying value of the Company exceeded its estimated fair value as at the balance sheet date and therefore the second step of the goodwill impairment test was performed.

In the second step of the impairment test, the Company calculated the impairment loss by estimating the implied fair value of goodwill and comparing it with its carrying value. Using the fair value determined in the first step as the acquisition price, the implied fair value of goodwill was calculated as the residual amount of the acquisition price after allocations made to the fair value of net assets, including recognized and unrecognized intangible assets. Based on the results of the second step of the goodwill impairment test, it was concluded that the carrying value of goodwill was impaired. Consequently, the Company recorded a goodwill impairment of $355 million, $346 million after tax, and reported this amount as a separate line item in the Consolidated Statements of Operations.

As described above, the Company’s share price and control premium are significant factors in assessing the Company’s fair value for purposes of the goodwill impairment assessment. The Company’s share price can be affected by, among other things, changes in industry or market conditions, including the effect of competition, changes in our results of operations, and changes in the Company’s forecasts or market expectations relating to future results. See “Risk Factors – The market price of the Company’s common shares is volatile” in the Company’s Annual Information Form.

Investment Income

Investment income increased by $13 million to $21 million in fiscal 2012 from $8 million in fiscal 2011. Investment income in fiscal 2011 includes $17 million in impairment losses on the Company’s auction rate securities and Lehman Brothers trust assets, without which investment income would have been $25 million. Excluding the impairment losses, the decrease primarily reflects the decrease in the Company’s average cash, cash equivalents and investment balances compared to fiscal 2011, as well as a decrease in the average yield due compared to fiscal 2011. See “Financial Condition - Liquidity and Capital Resources”.

Income Taxes

For fiscal 2012, the Company’s income tax expense was $347 million, resulting in an effective tax rate of 22.9% compared to income tax expense of $1.2 billion and an effective tax rate of 26.6% for fiscal 2011. The Company’s lower effective tax rate in fiscal 2012 reflects the geographic mix of earnings in jurisdictions with different tax rates, the favourable resolution of uncertain tax positions, and the higher proportional effect of tax incentives on earnings offset by the unfavourable impact of an impairment charge relating to non-deductible goodwill.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Net Income

Net income decreased by $2.2 billion to $1.2 billion in fiscal 2012 compared to net income of $3.4 billion in the prior fiscal year. Excluding the impact of charges related to the Q4 Goodwill Impairment Charge, the Q4 BlackBerry7 Inventory Provision, the Cost Optimization Program, the PlayBook Inventory Provision and the charges related to the Q3 Service Interruption, net income decreased by $1.2 billion compared to fiscal 2011. The $1.2 billion decrease in net income primarily reflects a decrease in the Company’s gross margin, which was negatively impacted by the decreased number of BlackBerry handheld device shipments in fiscal 2012 compared to fiscal 2011, as well as a change in the mix of BlackBerry handheld devices sold, which were weighted towards products with lower average selling prices and gross margins. In addition, an increase in operating expenses in the amount of $534 million also contributed to the decrease in net income compared to fiscal 2011. The impact of the BlackBerry PlayBook sell-through programs conducted during the third and fourth quarters of fiscal 2012 further contributed to the year-over-year decline in the consolidated gross margin. This decrease was partially offset by an increase in service revenue as a result of additional subscriber accounts, as well as a decrease of $886 million in the provision for income taxes.

Basic and diluted EPS from continuing operations was $2.23 in fiscal 2012, a decrease of approximately 65% compared to $6.36 basic EPS and $6.34 diluted EPS from continuing operations in fiscal 2011.

The weighted average number of common shares outstanding was 524 million common shares for both basic and diluted EPS for the fiscal year ended March 3, 2012 compared to 536 million common shares for basic EPS and 538 million common shares for diluted EPS for the fiscal year ended February 26, 2011.

Common Shares Outstanding

On April 4, 2012, there were 524 million voting common shares, options to purchase 4 million voting common shares, 8 million restricted share units and 0.1 million deferred share units outstanding.

The Company has not paid any cash dividends during the last three fiscal years.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Summary Results of Operations

Three months ended March 2, 2013 compared to the three months ended March 3, 2012

The following table sets forth certain unaudited consolidated statement of operations data, which is expressed in millions of dollars, except for share and per share amounts and as a percentage of revenue, for the three months ended March 2, 2013 and March 3, 2012:

	For the Three Months Ended
	March 2, 2013		March 3, 2012		Change Fiscal 2013/2012
	(in million, except for share and per share amounts)
Revenue	$2,678	100.0%	$4,181	100.0%	$(1,503)
Cost of sales	1,603	59.9%	2,781	66.5%	(1,178)

Gross margin	1,075	40.1%	1,400	33.5%	(325)

Operating expenses
Research and development	383	14.3%	386	9.2%	(3)
Selling, marketing and administration	523	19.5%	646	15.5%	(123)
Amortization	181	6.8%	148	3.5%	33
Impairment of Goodwill	—	0.0%	355	8.5%	(355)

	1,087	40.6%	1,535	36.7%	(448)

Operating loss	(12)	(0.4%)	(135)	(3.2%)	123
Investment income (loss)	(6)	(0.2%)	5	0.1%	(11)

Loss from continuing operations before income taxes	(18)	(0.6%)	(130)	(3.1%)	112
Recovery of income taxes	(112)	(4.2%)	(12)	(0.3%)	(100)

Income (loss) from continuing operations	94	3.6%	(118)	(2.8%)	212
Income (loss) from discontinued operations	4	0.1%	(7)	(0.2%)	11

Net income (loss)	$98	3.7%	$(125)	(3.0%)	$223

Basic earnings (loss) per share
Basic earnings (loss) per share from continuing operations	$0.18		$(0.23)
Basic earnings (loss) per share from discontinued operations	0.01		(0.01)

Total basic earnings (loss) per share	$0.19		$(0.24)

Diluted earnings (loss) per share
Diluted earnings (loss) per share from continuing operations	$0.18		$(0.23)
Diluted earnings (loss) per share from discontinued operations	0.01		(0.01)

Total diluted earnings (loss) per share	$0.19		$(0.24)

Weighted-average number of shares outstanding (000’s)
Basic	524,160		524,139
Diluted	527,222		524,139

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Revenue

Revenue from continuing operations for the fourth quarter of fiscal 2013 was $2.7 billion, a decrease of approximately $1.5 billion, or 36.0%, from $4.2 billion in the fourth quarter of fiscal 2012.

Comparative breakdowns of the significant revenue categories are set forth in the following table:

	For the Three Months Ended
	March 2, 2013		March 3, 2012		Change Q4 Fiscal 2013/2012
Millions of BlackBerry handheld devices sold	6.0		11.1		(5.1)	(45.9%)

Millions of BlackBerry PlayBook tablets sold	0.4		0.5		(0.1)	(20.0%)

Revenue (in millions)
Hardware	$1,640	61.2%	$2,866	68.5%	$(1,226)	(42.8%)
Service	947	35.4%	1,133	27.1%	(186)	(16.4%)
Software	63	2.4%	80	1.9%	(17)	(21.3%)
Other	28	1.0%	102	2.5%	(74)	(72.5%)

	$2,678	100.0%	$4,181	100.0%	$(1,503)	(35.9%)

Hardware revenue was $1.6 billion, or 61.2% of consolidated revenue, in the fourth quarter of fiscal 2013, compared to $2.9 billion, or 68.5% of consolidated revenue, in the fourth quarter of fiscal 2012, representing a decrease of 42.8%. This decrease in hardware revenue over the comparable prior fiscal year period was a result of decreased BlackBerry handheld device shipments due to the Company’s aging product portfolio in a very competitive environment in which multiple competitors introduced new devices beginning in early fiscal 2013, partially offset by the higher average selling prices of BlackBerry 10 devices. In the fourth quarter of fiscal 2013, 6.0 million BlackBerry handheld devices were shipped, which decreased from 11.1 million in the same period in the prior fiscal year due to a number of factors, primarily reflecting the ongoing market challenges, the intense competition the Company is facing across many of its markets, particularly in the United States, as well as the platform and product transition the Company has been undertaking. The Company introduced the first BlackBerry 10 smartphones into market in certain countries on January 31, 2013 in major centres such as Canada, the United Kingdom, South Africa, the United Arab Emirates and Indonesia, among others.

The number of BlackBerry PlayBook tablets shipped during the fourth quarter of fiscal 2013 was approximately 0.4 million, representing decrease of 0.1 million units compared to the same period in the prior fiscal year. Overall, BlackBerry PlayBook tablet shipments have experienced lower than anticipated sell-through to end users due mainly to intense competition in the tablet market, especially in the United States. During the fourth quarter of fiscal 2013, the Company continued its ongoing promotional activities to encourage sell-through of the BlackBerry PlayBook tablets. The Company sold out of the 16G BlackBerry PlayBook tablets in the second quarter of fiscal 2013 and is continuing to sell its 32G and 64G units as well as the 3G plus BlackBerry PlayBook tablet and 4G LTE BlackBerry PlayBook tablet, which launched in the second quarter of fiscal 2013.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Service revenue decreased by $186 million, or 16.4%, to $947 million, or 35.4% of consolidated revenue, in the fourth quarter of fiscal 2013, compared to $1.1 billion, or 27.1% of consolidated revenue, in the fourth quarter of fiscal 2012. The decrease in service revenue reflects the Company’s net decrease in BlackBerry subscriber accounts since the fourth quarter of fiscal 2012, as well as a decrease in ARPU. The decrease in ARPU resulted from recent pricing reduction programs implemented by the Company to maintain the subscriber base as well as a shift in the mix of the Company’s subscriber base from higher tiered unlimited plans to prepaid and lower tiered plans. The total BlackBerry subscriber base was approximately 76 million as at the end of the fourth quarter of fiscal 2013, reflecting a decrease of approximately 3 million subscriber accounts since the end of the third quarter of fiscal 2013. The decrease in the subscriber accounts reflects decreases in the North America and EMEA regions, offset by increases in APAC and LATAM in the fourth quarter of fiscal 2014. Please refer to the “Overview – Sources of Revenue” section for further discussion of service revenue and the Company’s subscriber base.

Software revenue, which includes fees from licensed BES software, CALs, technical support, maintenance and upgrades decreased by $17 million, or 21.3%, to $63 million, or 2.4% of consolidated revenue, in the fourth quarter of fiscal 2013, compared to $80 million, or 1.9% of consolidated revenue, in the fourth quarter of fiscal 2012. This decrease was primarily attributable to a decrease in CALs and maintenance revenue.

Other revenue, which includes non-warranty repairs, accessories, licensing revenues and gains and losses on revenue hedging instruments, decreased by $74 million to $28 million in the fourth quarter of fiscal 2013 compared to $102 million in the fourth quarter of fiscal 2012. The decrease was primarily attributable to losses on revenue hedging instruments as well as decreases in non-warranty repair revenues and accessories. See “Market Risk of Financial Instruments – Foreign Exchange” for additional information on the Company’s hedging instruments.

Gross Margin

Consolidated gross margin from continuing operations decreased by $325 million, or 23.2%, to $1.1 billion, or 40.1% of consolidated revenue, in the fourth quarter of fiscal 2013, compared to $1.4 billion, or 33.4% of consolidated revenue, in the fourth quarter of fiscal 2012. Excluding the impact of charges related to the CORE program incurred in the fourth quarter of fiscal 2013, of which a recovery of $4 million was attributable to cost of sales, as well as the impact of the PlayBook Inventory Provision and the BB7 Inventory Provision incurred in the fourth quarter of fiscal 2012, gross margin decreased by $1.1 billion. Gross margin percentage in the fourth quarter of fiscal 2013 reflects the higher average selling prices and gross margins of BlackBerry 10 devices shipped as well as cost reductions generated by the CORE program.

The $1.1 billion decrease in consolidated gross margin was primarily attributable to the lower volume of BlackBerry handheld devices shipped as a result of the Company’s aging product portfolio in a very competitive environment in which multiple competitors introduced new devices beginning early in fiscal 2013 and the impact of allocating certain fixed costs, including licensing costs, to lower shipment volumes. The decrease was partially offset by the higher average selling prices and gross margins of BlackBerry 10 devices sold in the fourth quarter of fiscal 2013.

Operating Expenses

The table below presents a comparison of research and development, selling, marketing and administration, and amortization expenses for the quarter ended March 2, 2013, compared to the quarter ended December 1,

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

2012 and the quarter ended March 3, 2012. The Company believes that it is meaningful to also provide a comparison between the fourth quarter of fiscal 2013 and the third quarter of fiscal 2013 given that the Company’s quarterly operating results vary substantially.

	For the Three Months Ended
	(in millions)
	March 2, 2013		December 1, 2012		March 3, 2012
		% of Revenue		% of Revenue		% of Revenue
Revenue	$2,678		$2,727		$4,181

Operating expenses
Research and development	$383	14.3%	$393	14.4%	$386	9.2%
Selling, marketing and administration	523	19.5%	487	17.9%	646	15.5%
Amortization	181	6.8%	180	6.6%	148	3.5%
Impairment of Goodwill	—	—	—	—	355	8.5%

Total	$1,087	40.6%	$1,060	38.9%	$1,535	36.7%

Operating expenses increased by $27 million, or 2.5%, to $1.09 billion, or 40.6% of revenue, in the fourth quarter of fiscal 2013, compared to $1.06 billion, or 38.9% of revenue, in the third quarter of fiscal 2013, primarily attributable to an increase in advertising and promotion spend related to the launch of BlackBerry 10 devices, partially offset by a reduction in headcount related to the CORE program.

Operating expenses decreased by $448 million, or 29.2%, compared to $1.5 billion or 36.7% of revenue, in the fourth quarter of fiscal 2012, reflecting the lower consolidated revenue in the fourth quarter of fiscal 2013. Excluding the impact of charges incurred as part of the CORE program during the fourth quarter of fiscal 2013, of which $33 million were attributable to operating expenditures and the Q4 Goodwill Impairment Charge incurred in the fourth quarter of fiscal 2012, operating expenses decreased by $126 million. This decrease was due to cost savings related to vendor contracts and a net reduction in headcount related costs driven by the CORE program compared to the fourth quarter of fiscal 2012.

Research and Development Expense

Research and development expenses decreased by $10 million to $383 million in the fourth quarter of fiscal 2013 compared to $393 million in the third quarter of fiscal 2013. Excluding the impact of charges related to the CORE program incurred during the fourth quarter of fiscal 2013 of $3 million and the charges related to the CORE program incurred during the third quarter of fiscal 2013 of $4 million, that were attributable to research and development expenditures, research and development expenses decreased by $9 million, which was primarily attributable to a decrease in research and development device costs related to the launch of BlackBerry 10 and a reduction in headcount. Research and development related headcount decreased by approximately 3%, compared to the third quarter of fiscal 2013.

Research and development expenses decreased by $3 million or 1% in the fourth quarter of fiscal 2013 compared to $386 million in the fourth quarter of fiscal 2012. Excluding the impact of charges incurred as part of the CORE program during the fourth quarter of fiscal 2013, of which $3 million were attributable to

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

research and development expenditures, research and development expenses decreased by $6 million. This decrease was primarily attributable to a reduction in materials costs due to fewer new product introductions as well as a net reduction in headcount related costs driven by the CORE program compared to the fourth quarter of fiscal 2012. Research and development related headcount decreased by approximately 9%, compared to the fourth quarter of fiscal 2012.

Selling, Marketing and Administration Expenses

Selling, marketing and administration expenses increased by $36 million to $523 million in the fourth quarter of fiscal 2013 compared to $487 million for the third quarter of fiscal 2013. Excluding the impact of charges related to the CORE program incurred during the fourth quarter of fiscal 2013, of which $30 million was attributable to selling, marketing and administration expenditures, and the charges incurred as part of the CORE program during the third quarter of fiscal 2013, of which $19 million was attributable to selling, marketing and administration, selling marketing and administration expenses increased by $25 million. The $25 million increase was primarily attributable to increased advertising and promotion spend related to the launch of BlackBerry 10 devices, partially offset by reductions in bonus levels and headcount compared to the third quarter of fiscal 2013. Selling, marketing and administration related headcount decreased by approximately 11%, compared to the third quarter of fiscal 2013.

Selling, marketing and administration expenses decreased by $123 million in the fourth quarter of fiscal 2013 compared to $646 million in the fourth quarter of fiscal 2012. Excluding the impact of charges incurred as part of the CORE program during the fourth quarter of fiscal 2013, of which $30 million was attributable to selling, marketing and administration expenditures and the Q4 Goodwill Impairment Charge incurred in the fourth quarter of fiscal 2012, selling, marketing and administration expenses decreased by $153 million. This decrease was primarily attributable to cost savings related to vendor contracts and a net reduction in headcount related costs driven by the CORE program compared to the fourth quarter fiscal 2012. Headcount related to selling, marketing and administration functions decreased by approximately 33%, as compared to the fourth quarter of fiscal 2012.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Amortization Expense

The table below presents a comparison of amortization expense relating to property, plant and equipment and intangible assets recorded as amortization or cost of sales for the quarter ended March 2, 2013 compared to the quarter ended March 3, 2012. Intangible assets are comprised of intellectual property and acquired technology.

	For the Three Months Ended
	(in millions)
	Included in Amortization			Included in Cost of sales
	March 2, 2013	March 3, 2012	Change	March 2, 2013	March 3, 2012	Change
Property, plant and equipment	$103	$94	$9	$77	$77	$—
Intangible assets	78	54	24	136	160	(24)

Total	$181	$148	$33	$213	$237	$(24)

Amortization

Amortization expense relating to certain property, plant and equipment and certain intangible assets increased by $33 million to $181 million for the fourth quarter of fiscal 2013 compared to $148 million for the comparable period in fiscal 2012, which primarily reflects the impact of certain property, plant and equipment and intangible asset additions made during fiscal 2013.

Cost of sales

Amortization expense relating to certain property, plant and equipment and certain intangible assets employed in the Company’s manufacturing operations and BlackBerry service operations decreased by $24 million to $213 million for the fourth quarter of fiscal 2013 compared to $237 million for the comparable period in fiscal 2012. The increase primarily reflects the impact of certain property, plant and equipment and intangible asset additions made during fiscal 2013.

Investment Income

Investment income decreased by $11 million to a loss of $6 million in the fourth quarter of fiscal 2013 from a gain of $5 million in the fourth quarter of fiscal 2012. The decrease in investment income is a result of decreases in the Company’s average yield on its investments, the recording of the Company’s portion of investment losses in its equity-based investments, and the accrual of interest expenses for other tax matters. See “Financial Condition - Liquidity and Capital Resources”.

Income Taxes

For the fourth quarter of fiscal 2013, the Company’s income tax recovery from continuing operations was $112 million, resulting in an effective income tax recovery rate of 638.9% compared to income tax recovery of $12 million and an effective income tax recovery rate of 9.2% for the same period last year. The

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Company’s effective income tax recovery rate reflects the geographic mix of earnings in jurisdictions with different income tax rates. The higher effective income tax recovery rate in the fourth quarter of fiscal 2013 primarily reflects the favourable impacts of carrying operating losses back to prior periods with higher effective income tax rates, the effect of income tax incentives on earnings including the extension of the US Federal R&D credit that was enacted in the fourth quarter of fiscal 2013 and the goodwill impairment charge incurred in the fourth quarter of fiscal 2012.

Net Income

The Company’s net income from continuing operations for the fourth quarter of fiscal 2013 was $94 million, an increase of $212 million compared to a net loss from continuing operations of $118 million in the fourth quarter of fiscal 2012. The increase, which takes into account the impact of restructuring charges of $29 million related to the CORE program incurred in the fourth quarter of fiscal 2013, as well as the impacts of the Q4 Goodwill Impairment Charge, the PlayBook Inventory Provision and the BB7 Inventory Provision incurred in the fourth quarter of fiscal 2012, is primarily attributable to a decrease in the Company’s gross margin, partially offset by a reduction in operating expenses and a recovery of income taxes. The Company’s consolidated gross margin in the fourth quarter of fiscal 2013 was negatively impacted by the lower shipment volumes as a result of the Company’s aging product portfolio in a very competitive environment in which multiple competitors introduced new devices beginning in early fiscal 2013 as well as the impact of allocating certain fixed costs, including licensing costs, to lower shipment volumes, compared to the fourth quarter of fiscal 2012. The decrease in gross margin was partially offset by the higher average selling prices of BlackBerry 10 devices shipped, favorable renegotiations of key contracts associated with elements of the Company’s hardware business and benefits from a leaner and re-architected supply chain.

Basic and diluted EPS from continuing operations were both $0.18 in the fourth quarter of fiscal 2013, compared to basic and diluted loss per share from continuing operations of $0.23 in the fourth quarter of fiscal 2012.

The weighted average number of shares outstanding was 524 million common shares for basic EPS and 527 million for diluted EPS for the fourth quarter of fiscal 2013, compared to 524 for both basic and diluted loss per share for the fourth quarter of fiscal 2012.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Selected Quarterly Financial Data

The following table sets forth the Company’s unaudited quarterly consolidated results of operations data for each of the eight most recent quarters, including the quarter ended March 2, 2013. The information in the table below has been derived from the Company’s unaudited interim consolidated financial statements that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements of the Company and include all adjustments necessary for a fair presentation of information when read in conjunction with the audited consolidated financial statements of the Company. the Company’s quarterly operating results have varied substantially in the past and may vary substantially in the future. Accordingly, the information below is not necessarily indicative of results for any future quarter.

	Fiscal Year 2013				Fiscal Year 2012
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
	(in millions, except per share data)
Revenue	$2,678	$2,727	$2,861	$2,808	$4,181	$5,166	$4,168	$4,908

Gross margin	$1,075	$830	$744	$786	$1,400	$1,407	$1,612	$2,156
Operating expenses	1,087	1,060	1,102	1,421	1,535	1,079	1,205	1,259
Investment income (loss), net	(6)	18	—	3	5	2	7	7

Income (loss) from continuing operations, before income taxes	(18)	(212)	(358)	(632)	(130)	330	414	904
Provision for (recovery of) income taxes	(112)	(226)	(129)	(122)	(12)	65	85	209

Income (loss) from continuing operations	$94	$14	$(229)	$(510)	$(118)	$265	$329	$695

Loss from discontinued operations, net of tax	4	(5)	(6)	(8)	(7)	—	—	—

Net income (loss)	$98	$9	$(235)	$(518)	$(125)	$265	$329	$695

Earnings (loss) per share

Basic and diluted earnings (loss) per share from continuing operations	$0.18	$0.03	$(0.44)	$(0.97)	$(0.23)	$0.51	$0.63	$1.33
Basic and diluted earnings (loss) per share from discontinued operations	$0.01	$(0.01)	$(0.01)	$(0.02)	$(0.01)	$—	$—	$—

Total basic and diluted earnings (loss) per share	$0.19	$0.02	$(0.45)	$(0.99)	$(0.24)	$0.51	$0.63	$1.33

Research and development	$383	$393	$366	$367	$386	$366	$381	$423
Selling, marketing and administration	$523	487	556	547	646	567	683	704
Amortization	$181	180	180	172	148	146	141	132
Impairment of Goodwill	$—	—	—	335	355	—	—	—

Operating expenses	$1,087	$1,060	$1,102	$1,421	$1,535	$1,079	$1,205	$1,259

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Financial Condition

Liquidity and Capital Resources

Cash, cash equivalents, and investments increased by $764 million to $2.9 billion as at March 2, 2013 from $2.1 billion as at March 3, 2012. The majority of the Company’s cash, cash equivalents, and investments are denominated in U.S. dollars as at March 2, 2013.

A comparative summary of cash, cash equivalents, and investments is set out below:

	As at
	(in millions)
	March 2, 2013	March 3, 2012	Change
Cash and cash equivalents	$1,549	$1,527	$22
Short-term investments	1,105	247	858
Long-term investments	221	337	(116)

Cash, cash equivalents, and investments	$2,875	$2,111	$764

The change in cash and cash equivalents is primarily due to net cash flows provided by operating activities, partially offset by net cash flows used in investing activities, as set out below:

	For the Fiscal Year Ended
	(in millions)
	March 2, 2013	March 3, 2012
Net cash flows provided by (used in):
Operating activities	$2,303	$2,912
Investing activities	(2,240)	(3,024)
Financing activities	(36)	(149)
Effect of foreign exchange gain (loss) on cash and cash equivalents	(5)	(3)

Net increase (decrease) in cash and cash equivalents	$22	$(264)

Cash flows for the fiscal year ended March 2, 2013

Operating Activities

Net cash flows provided by operating activities were $2.3 billion for fiscal 2013 compared to net cash flows provided by operating activities of $2.9 billion in fiscal 2012. The decrease was mainly attributable to lower net income compared to the same period in the prior fiscal year, which was partially offset by changes net in working capital.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The table below summarizes the current assets, current liabilities, and working capital of the Company:

	As at
	(in millions)
	March 2, 2013	March 3, 2012	Change
Current assets	$7,101	$7,071	30
Current liabilities	3,448	3,389	59

Working capital	$3,653	$3,682	(29)

The increase in current assets of $30 million at the end of fiscal 2013 from the end of fiscal 2012 was primarily due to an increase in short-term investments of $858 million and income taxes receivable of $462 million. This is partially offset by decreases in accounts receivable, inventories, and other receivables of $709 million, $424 million and $224 million, respectively.

At March 2, 2013, accounts receivable was $2.4 billion, a decrease of $709 million from March 3, 2012. The decrease was primarily due to a decrease in revenue during fiscal 2013, which was partially offset by an increase in days sales outstanding to 79.9 days in the fourth quarter of fiscal 2013 from 68.1 days at the end of fiscal 2012.

Inventories decreased by $424 million at the end of fiscal 2013 compared to the same period in the prior fiscal year, reflecting a decrease in the amount of BlackBerry smartphone and BlackBerry PlayBook tablets held in inventory as a result of improved supply chain efficiency compared to fiscal 2012.

The decrease in other receivables of $224 million is due to a decrease in receivables from the Company’s contract manufacturers.

As of March 2, 2013, the Company has accounts receivables outstanding related to service access fees provided to wireless service providers in Venezuela. The Company does not sell smartphones or tablets directly into the Venezuelan market, does not have foreign operations in Venezuela and only invoices its services denominated in United States dollars (“USD”). On February 8, 2013, the Venezuela government announced that, effective February 13, 2013, its currency, the Venezuelan Bolivar, would be devalued by 32% of the USD equivalent. As of March 2, 2013, the Company has been successful in collecting its service revenues from wireless service providers in Venezuela and will continue to closely monitor its efforts in future periods. As a result of the currency devaluation and given the uncertainty around future changes to the Venezuela leadership, the Company could face additional challenges in obtaining payment on its receivables if the Venezuela carriers cannot secure governmental approvals to buy and remit USD for services provided.

The Company also sells products and provides services in additional foreign jurisdictions including Asia-Pacific, the Middle East and Latin America, which expose the Company to political, legal and economic uncertainties and may limit the Company’s ability to collect on its sales generating activities, which may have a negative impact on the Company’s cash balance. These uncertainties include, but are not limited to, the following:

•	Challenges with enforcing contracts in local courts;

•	Currency devaluations in hyper-inflationary markets resulting in a loss of revenues due to their inability to procure the Company’s our products and services in the future; and

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

•	Stringent and evolving currency exchange restrictions and controls which could result in extended delays in the collection of accounts receivables.

The decrease in current liabilities of $59 million at the end of fiscal 2013 from the end of fiscal 2012 was primarily due to a decrease in accrued liabilities, which was partially offset by increases in accounts payable and deferred revenue. As at March 2, 2013, accrued liabilities were $1.8 billion, which reflects a decrease of $540 million compared to March 3, 2012 due to in decreases in rebate, vendor inventory and warranty accruals related to lower unit shipment volumes. The increase in accounts payable of $320 million was primarily attributable to the timing of purchases during fiscal 2013 compared to fiscal 2012, with a significant portion of the increase due to the purchase of BlackBerry Z10 components in support of the global launch of the new smartphones. Deferred revenue increased by $279 million as a result of certain customers moving to the sell-through method of revenue recognition in fiscal 2013.

Investing Activities

During the fiscal year ended March 2, 2013, cash flows used in investing activities were $2.2 billion and included intangible asset additions of $1.0 billion, cash flows used in transactions involving the proceeds on sale or maturity of short-term and long-term investments, net of the costs of acquisitions in the amount of $762 million, acquisitions of property, plant and equipment of $413 million and business acquisitions of $60 million. For the same period of the prior fiscal year, cash flows used in investing activities were $3.0 billion and included intangible asset additions of $2.2 billion, property, plant and equipment additions of $902 million and business acquisitions of $226 million, offset by cash flows provided by transactions involving the proceeds on sale or maturity of short-term investments and long-term investments, net of the costs of acquisitions, in the amount of $321 million.

During the fiscal year ended March 2, 2013, the additions to intangible assets primarily consisted of payments relating to amended or renewed licensing agreements, as well as agreements with third parties for the use of intellectual property, software, messaging services and other BlackBerry-related features as well as intangible assets associated with business acquisitions. The decrease in property, plant and equipment spending for fiscal 2013 was primarily due to the cost saving initiatives of the CORE program, reflecting the Company’s targeted investment approach in research and development and manufacturing, as well as its continued investment in network infrastructure, which remains a strategic priority for the Company. In the first quarter of fiscal 2014, the Company expects capital expenditures to be approximately $100 million.

Financing Activities

Cash flows used in financing activities were $36 million for fiscal 2013 and were in connection with the Company’s stock compensation program. Cash flows used in financing activities were $149 million for fiscal 2012 and were primarily attributable to the purchases of common shares on the open market by a trustee selected by the Company in connection with its Restricted Share Unit Plan, which are classified on the balance sheet for accounting purposes as treasury stock, in the amount of $156 million.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Aggregate Contractual Obligations

The following table sets out aggregate information about the Company’s contractual obligations and the periods in which payments are due as at March 2, 2013:

	(in millions)
	Total	Less than One Year	One to Three Years	Four to Five Years	Greater than Five Years
Operating lease obligations	$253	$67	$80	$60	$46
Purchase obligations and commitments	6,044	5,744	300	—	—

Total	$6,297	$5,811	$380	$60	$46

Purchase obligations and commitments amounted to approximately $6.3 billion as at March 2, 2013, with purchase orders with contract manufacturers representing approximately $4.9 billion of the total. The Company also has commitments on account of capital expenditures of approximately $4 million included in this total, primarily for manufacturing and information technology, including service operations. The remaining balance consists of purchase orders or contracts with suppliers of raw materials, as well as other goods and services utilized in the operations of the Company including payments on account of licensing agreements. The expected timing of payments and actual amounts to be paid for these purchase obligations and commitments is estimated based upon current information and the Company’s existing contractual arrangements with suppliers. The timing of payments and actual amounts paid may differ from estimates depending upon the timing of receipt of goods and services, changes to agreed-upon amounts for certain obligations, and payment terms or changes to the contractual relationships between the Company and its suppliers. The Company’s purchase obligations and commitments generally increase or decrease along with the demand for the Company’s products, or as new service offerings are either launched or exited.

The Company has not paid any cash dividends in the last three fiscal years.

On September 25, 2012, the Company replaced its existing $500 million senior unsecured revolving credit facility with a syndicate of commercial banks with a $500 million senior secured revolving credit facility (the “Facility”) for working capital and general corporate purposes with the same syndicate of commercial banks. The Facility, which is subject to certain financial covenants and expires on September 6, 2013, is secured by accounts receivable and inventory of the Company and certain of its subsidiaries. The Company has provided collateral of approximately $6 million for its outstanding letters of credit as of March 2, 2013. The collateral is held with one of the Company’s banks and is recorded within short-term investments.

Cash, cash equivalents, and investments were $2.9 billion as at March 2, 2013. Management is focused on maintaining appropriate cash balances, efficiently managing working capital balances and the significant reduction in capital investments through the CORE program and continues to evaluate the liquidity needs for the business as it evolves. In addition, the Company expects to pursue more opportunities to attain further cost savings in the coming fiscal quarters as it pursues new ways to drive greater efficiencies. The Company expects to maintain a strong cash position in the first quarter of fiscal 2014. Based on its current financial projections, the Company believes its financial resources, together with expected future operating cash generating activities and available borrowings under the Facility, or access to other potential financing arrangements, should be sufficient to meet funding requirements for current financial commitments, for future operating expenditures not yet committed and also provide the necessary financial capacity for the foreseeable future. As noted above, the Company’s expectations with respect to its cash position and future

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

liquidity are forward-looking statements that are subject to the inherent risk of difficulties in forecasting the Company’s financial results for future periods, particularly over longer periods, given the rapid technological changes, evolving industry standards, intense competition and short product life cycles that characterize the wireless communications industry. See “Cautionary Statement Regarding Forward-Looking Statements” and the “Risk Factors” section of the Company’s Annual Information Form for the fiscal year ended March 2, 2013, which is included in the Company’s Annual Report on Form 40-F for the fiscal year ended March 2, 2013, including the risk factor titled “The Company’s ability to maintain or increase its cash balance could be adversely affected by its ability to offer competitive products and services in a timely manner at competitive prices.”

The Company does not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K under the Securities Exchange Act of 1934, as amended, or under applicable Canadian securities laws.

Legal Proceedings

The Company is involved in litigation in the normal course of its business, both as a defendant and as a plaintiff. The Company is subject to a variety of claims (including claims related to patent infringement, purported class actions and other claims in the normal course of business) and may be subject to additional claims either directly or through indemnities against claims that it provides to certain of its partners and customers. In particular, the industry in which the Company competes has many participants that own, or claim to own, intellectual property, including participants that have been issued patents and may have filed patent applications or may obtain additional patents and proprietary rights for technologies similar to those used by the Company in its products. The Company has received, and may receive in the future, assertions and claims from third parties that the Company’s products infringe on their patents or other intellectual property rights. Litigation has been and will likely continue to be necessary to determine the scope, enforceability and validity of third-party proprietary rights or to establish the Company’s proprietary rights. Regardless of whether claims against the Company have merit, those claims could be time-consuming to evaluate and defend, result in costly litigation, divert management’s attention and resources, subject the Company to significant liabilities and could have the other effects that are described in greater detail under “Risk Factors” in the Company’s Annual Information Form for the fiscal year ended March 3, 2012, which is included in the Company’s Annual Report on Form 40-F, including the risk factor entitled “The Company is subject to general commercial litigation, class action and other litigation claims as part of its operations, and it could suffer significant litigation expenses in defending these claims and could be subject to significant damage awards or other remedies”.

Management reviews all of the relevant facts for each claim and applies judgment in evaluating the likelihood and, if applicable, the amount of any potential loss. Where it is considered probable for a material exposure to result and where the amount of the claim is quantifiable, provisions for loss are made based on management’s assessment of the likely outcome. The Company does not provide for claims that are considered unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.

On June 20, 2008, St. Clair Intellectual Property Consultants, Inc. (“St. Clair”) filed a patent infringement lawsuit against the Company and other defendants in the District of Delaware. The patents in suit include U.S. Patent Nos. 5,138,459; 6,094,219; 6,233,010 and 6,323,899. These patents are generally directed to image

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

processing in digital cameras. On October 31, 2011, the court held a hearing to address summary judgment motions filed by both sides. On March 26, 2012, the court granted the defendants’ motion for summary judgment. On April 20, 2012, St. Clair filed a notice of appeal. On May 16, 2012, the Company filed a motion to dismiss the appeal because it was filed prior to dismissal of the district court action. The court issued a mandate on August 3, 2012, dismissing the appeal as premature. On Friday, September 7, 2012, St. Clair re-filed its notice of appeal. Proceedings are ongoing.

On November 16, 2010, St. Clair filed a second complaint against the Company and other defendants in the District of Delaware. The patents in suit include U.S. Patent Nos. 5,630,163; 5,710,929; 5,758,175; 5,892,959; 6,079,025 and 5,822,610. These patents are generally directed to power management. The Complaint seeks an injunction and money damages. The court held a claim construction hearing on December 16, 2011. On October 12, 2012, the court stayed the case pending final judgment in a case St. Clair brought against other parties. No trial date is currently set. Proceedings are ongoing.

On October 31, 2008, Mformation Technologies, Inc. (“Mformation”) filed a patent infringement lawsuit against the Company in the U.S. District Court for the Northern District of California. The patents in suit include U.S. Patent Nos. 6,970,917 and 7,343,408. These patents are generally directed to remote device management functionality. A claim construction hearing was held on November 20, 2009. On February 26, 2010, the court issued a claim construction order. A trial date was set for September 2011, but then later vacated. On August 31, 2011, the court requested additional claim construction briefings. The court held a hearing on September 26, 2011 for oral argument on the additional claim construction as well as motions for summary judgment and then took the issues under advisement. On December 19, 2011, the court issued an order on the parties’ summary judgment motions and the additional claim construction. Jury selection was completed on June 14, 2012, and trial began on June 19, 2012. On July 13, 2012, the jury found that the Company had infringed the asserted patent claims, awarding damages of $147.2 million. On August 8, 2012, Judge Ware overturned the jury verdict and granted judgment of non-infringement as a matter of law. On Sep. 5, 2012, Mformation filed a motion for a new trial. On September 6, 2012, Mformation filed a notice of appeal to the US Court of Appeals for the Federal Circuit. However, the Federal Circuit deactivated the appeal while the motion for new trial was pending. On September 20, 2012, the case was reassigned to Judge Edward M. Chen, in view of Judge Ware’s retirement from the bench. Judge Chen subsequently denied Mformation’s motion for new trial on November 15, 2012. On December 4, 2012, the court denied Mformation’s motion for relief from costs. The Federal Circuit reactivated the appeal on December 20, 2012 after Mformation filed a new notice of appeal. On January 3, 2013, a new entity, Mformation Software Technologies, Inc. (“MST”), filed a motion to substitute parties, alleging that Mformation had dissolved and that MST had assumed the rights, but not the liabilities, to the litigation. On January 14, 2013, the Company filed an opposition to MST’s motion, combined with a motion to dismiss. Proceedings are ongoing.

On November 20, 2008, the Company filed a lawsuit for declaratory judgment of non-infringement, invalidity and unenforceability against four Eastman Kodak (“Kodak”) patents in the U.S. District Court for the Northern District of Texas (Dallas Division). The patents in suit include U.S. Patent Nos. 5,493,335, 6,292,218 (“the ’218 Patent”) and 6,600,510 (“the ’510 Patent”) which are generally directed to digital camera technologies and U.S. Patent No. 5,226,161 which is directed to data sharing in applications. Kodak counterclaimed for infringement of these same patents seeking an injunction and monetary damages. The claim construction hearing was held on March 23, 2010. On July 23, 2010, Kodak dismissed the ’510 Patent from the case without prejudice. The court set an initial trial date in December 2010. The court also ordered mediation to seek to settle the case. Mediation was unsuccessful and on November 29, 2010 the court reset the trial date for August 1, 2011. On July 20, 2011, the court again reset the trial date for the three-week docket

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

beginning on March 5, 2012. On January 19, 2012, following federal rules, Judge Kinkeade stayed the proceedings because Kodak declared bankruptcy. The Company filed an unopposed motion with the bankruptcy court to lift the stay. On March 9, 2012, the bankruptcy court granted the Company’s motion to lift the stay of the case pending in the Northern District of Texas. On May 29, 2012, a trial date was set in December 2012. On November 28, 2012, Judge Kinkeade reset the trial to April 2013 based on a joint motion by both parties. The parties further agreed to a bench trial. On January 11, 2013, the bankruptcy court approved Kodak’s sale of its digital imaging patent portfolio to a consortium of companies. Kodak completed the sale on February 1, 2013. As part of the proceedings, the Company obtained a license to all the patents in suit. As a result, the Company and Kodak jointly moved for dismissal on February 5, 2013. On Monday, February 11, 2013, the court dismissed and closed the case with prejudice.

On January 14, 2010, Kodak filed a complaint with the ITC against the Company and Apple Inc. alleging infringement of the ‘218 Patent and requesting the ITC to issue orders prohibiting certain of the Company’s products from being imported into the U.S. and sold in the U.S. On February 23, 2010, the ITC published a Notice of Investigation in the Federal Register. The Administrative Law Judge (“ALJ”) set a trial date of September 1, 2010 and a target date for completion of the investigation by the ITC of May 23, 2011. A claim construction hearing was held on May 24-25, 2010. The Chief Judge issued his claim construction order as an Initial Determination on June 22, 2010. In accordance with the ALJ’s ruling, the trial was held and lasted for six days. On January 24, 2011, the ALJ ruled that the Company’s products do not infringe the ‘218 Patent and that the only asserted claim is invalid as obvious. Kodak and the ITC Staff separately petitioned for ITC review on February 7, 2011. The Company also filed a contingent petition for review on February 7, 2011. On March 25, 2011, the ITC issued a public notice advising that the ITC would review Chief Judge Luckern’s decision. The ITC delayed the target date for completion of the investigation by the ITC. The new target date was June 23, 2011. On July 8, 2011, the ITC issued an Opinion with its review of Chief Judge Luckern’s decision. The ITC remanded issues concerning both infringement and validity. The remand proceedings were assigned to a different ALJ, ALJ Pender, as Chief Judge Luckern retired from the bench. Acting Chief Judge Bullock initially set October 30, 2011 as the target date for the new ALJ to determine how much additional time is necessary for the remand proceedings and to set a new final target date and later extended this date to December 30, 2011. On December 16, 2011, ALJ Pender determined that he will reopen the record to permit limited additional discovery and extended the target date to September 21, 2012 to allow time for the parties to complete this discovery and remand briefing. On January 26, 2012, Judge Pender decided not to reopen the record due to fact that certain issues had become moot. On May 21, 2012, Judge Pender issued his Initial Determination finding no violation of Section 337 of the Tariff Act. On June 4, 2012, Kodak filed a petition for review of Judge Pender’s Initial Determination and the Company filed a contingent petition for review. On July 20, 2012, the Commission issued its Final Determination agreeing with Judge Pender’s finding of no violation of Section 337. On Wednesday, August 7, 2012, Kodak filed a Notice of Appeal with the Federal Circuit. The Company filed a Motion to Intervene and a Petition for Review/Notice of Cross Appeal on September 6, 2012. On November 21, 2012, the Federal Circuit granted the Motion to Intervene and dismissed the Petition for Cross Appeal on procedural grounds. Kodak completed the sale of its digital imaging patent portfolio on February 1, 2013, and as part of the proceedings, the Company obtained a license to all the patents in suit, thus settling all outstanding litigation. On February 5, 2013, Kodak filed a motion to dismiss. The court granted the motion on February 15, 2013.

On March 31, 2010, MobileMedia Ideas LLC (“MMI”) filed a lawsuit against the Company in the U.S. District Court for the Eastern District of Texas (Marshall Division) alleging infringement of U.S. Patent Nos. 5,479,476; 5,845,219; 6,055,439; 6,253,075; 6,427,078; RE.39231; 5,732,390; 5,737,394; 6,070,068; 6,389,301; 6,446,080; and 7,349,012. The patents are generally directed to mobile telephone technologies

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

including mobile telephone user interfaces, call control, speech signal transmission and imaging. The complaint seeks an injunction and monetary damages. The claim construction hearing was scheduled for January 11, 2012, and trial was scheduled to begin July 12, 2012. On August 30, 2011, the case was transferred from the Eastern District of Texas to the Northern District of Texas (Dallas). On November 4, 2011, MMI filed an amended complaint in the Northern District of Texas, alleging infringement of four additional patents: U.S. Patent Nos. 5,490,170; 6,049,796; 6,871,048; and, 6,441,828. The amended complaint seeks an injunction, monetary damages and other relief that the court may deem proper under the circumstances. On March 9, 2012, the Court reset the trial date for February 4, 2013. On March 21, 2012, the court stayed the proceedings with respect to U.S. Patent Nos. 5,479,476; 5,845,219; 6,055,439; 6,253,075; and 6,427,078. On April 16, 2012, the Company filed a motion to stay the proceedings with respect to U.S. Patent No. 6,049,796. On May 4, 2012, the court granted the Company’s motion to stay proceedings with respect to U.S. Patent No. 6,049,796. On January 17, 2013 the parties entered proposed scheduling orders including proposed trial dates. On February 27, 2013, the court issued a claim construction order. The court has not yet entered a new schedule. Proceedings are ongoing.

On June 30, 2010, Bandspeed Inc. (“Bandspeed”) filed a lawsuit against the Company as well as thirty-six other defendants in the U.S. District Court for the Eastern District of Texas (Marshall Division) alleging infringement of U.S. Patent Nos. 7,027,418 and 7,570,614. The patents are generally directed to a method for selecting communication channels using frequency hopping. The complaint seeks an injunction and monetary damages. On August 15, 2011, the case was transferred from the Eastern District of Texas to the Western District of Texas (Austin Division), where a lawsuit involving the same patents is currently pending against a number of parties, including Cambridge Silicon Radio Limited (“CSR”). On December 15, 2011, the court issued an order requiring Bandspeed to amend its complaint to identify all allegedly infringing products, and allow possible impleader of other chip manufacturers or suppliers. On January 24, 2012, the court issued an order setting the deadline for impleader to February 23, 2012. However, no other chip manufacturers or suppliers were impleaded. A trial had been scheduled to begin February 4, 2013, involving Bandspeed and CSR only. On October 22, 2012, Bandspeed advised the court of a Settlement and License Agreement entered into with CSR. On November 20, 2012, the court dismissed with prejudice all claims based on any defendant’s use of CSR Licensed Products. At this time, no date for trial has been set with respect to any other defendant, including the Company. The court held a Status Conference on January 11, 2013 and indicated that trial would be set for early November 2013. Proceedings are ongoing.

On September 2, 2010, Innovative Sonic Limited filed lawsuit against the Company in the U.S. District Court for Eastern District of Texas (Tyler Division) asserting infringement of U.S. Patent Nos. 6,925,183; RE 40,077; and 7,436,795. The patents are generally directed to window based polling and timing as well as security keys in a wireless communication system. The complaint seeks an injunction and monetary damages. The claim construction hearing was scheduled for November 10, 2011, and trial was scheduled to begin June 4, 2012. Subsequently, the case was transferred from the Eastern District of Texas to the Northern District of Texas (Dallas Division). The Dallas court held a Markman hearing on June 11, 2012 and issued a claim construction order on October 17, 2012. Trial was scheduled to begin on March 4, 2013. On March 4, 2013, the court held a hearing, rescheduling trial for June 2013 to permit Innovative Sonic to retain new counsel and to allow for additional discovery. Proceedings are ongoing.

On February 24, 2011, Golden Bridge Technology, Inc. (“Golden Bridge”) filed a lawsuit against the Company as well as over twenty other defendants in the U.S. District Court for the District of Delaware, asserting infringement of U.S. Patent Nos. 6,574,267 and 7,359,427. These patents are generally directed to 3G wireless technologies. The complaint seeks an injunction and monetary damages. On April 10, 2012, the

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

court stayed the litigation pending resolution of Golden Bridge’s claims against Apple. On April 13, 2012, Golden Bridge Technology filed a lawsuit against the Company in the U.S. District Court for the District of Delaware, asserting infringement of U.S. Patent No. 6,574,267. The patent is generally directed to 4G wireless technology. On July 27, 2012, the court stayed the litigation pending resolution of Golden Bridge’s claims against Apple. On May 8, 2012, Golden Bridge filed a lawsuit against the Company as well as over twenty other defendants in the U.S. District Court for the Central District of California, alleging infringement of U.S. Patent No. 6,075,793. On September 11, 2012, the court dismissed the complaint for improper joinder. On September 18, 2012, Golden Bridge re-filed its complaint against all defendants, except Apple, in the U.S. District Court for the District of Delaware. The complaint seeks an injunction and monetary damages. The Company has not been served with this complaint. On January 11, 2013, the District Court for the District of Delaware entered an Order that stayed the litigation until further order of the court or until such time as final judgment is entered in the Apple Action with respect to Golden Bridge’s claims against Apple or an order dismissing Apple is entered in the Apple Action.

On March 18, 2011, Imperium (IP) Holdings, Inc. (“Imperium”), filed a lawsuit against the Company as well as six other defendants in the U.S. District Court for the Eastern District of Texas (Tyler Division) asserting infringement of U.S. Patent Nos. 6,271,884; 6,838,651; 6,838,715; 7,064,768; and 7,109,535; however, only two of these patents have been asserted against the Company (U.S. Patent Nos. 6,271,884; 6,838,715). The patents generally relate to imaging technology. The complaint seeks an injunction and monetary damages. The claim construction was scheduled for May 31, 2012, and the trial was scheduled to begin January 7, 2013. The claim construction was held on May 31, 2012, and the trial was re-scheduled for April 2013. On July 2, 2012 Imperium issued its Claim Construction Order. On December 10, 2012, Imperium filed a motion to amend its complaint against the Company, asserting U.S. Patent 6,838,651 as well as Willfulness as to infringement of U.S. Patent 6,271,884. On January 4, 2013, the court denied Imperium’s motion. Imperium sought reconsideration on the motion, which was also denied. Proceedings are ongoing.

On July 1, 2011, GPNE Corp. filed a lawsuit against the Company as well as nine other defendants in the U.S. District Court for the District of Hawaii asserting infringement of U.S. Patent Nos. 7,555,267; 7,570,594; and 7,792,492 which are generally directed to GPRS technology. The complaint seeks monetary damages and other relief that the court may deem proper under the circumstances. On March 9, 2012 the Company’s motion to transfer the case to Dallas was granted. The Dallas court has not scheduled a claim construction hearing. Trial is scheduled to begin on May 4, 2014. The Company and GPNE settled all outstanding litigation on January 31, 2013 for an amount immaterial to the Consolidated Financial Statements. The court dismissed the case with prejudice on March 13, 2013.

On August 1, 2011, Tahir Mahmood (“Mahmood”) filed a lawsuit against the Company in the U.S. District Court for the Southern District of New York seeking correction of inventorship of U.S. Patent No. 6,219,694, which is generally directed to the Company’s redirector technology; and, claims for conversion, unfair competition, and unjust enrichment. The complaint seeks correction of inventorship, an injunction, monetary damages, punitive damages and other relief that the court may deem proper under the circumstances. On May 16, 2012, the court granted the Company’s motion to dismiss the case with prejudice. The case was dismissed on June 7, 2012. On July 6, 2012, Mahmood filed a Notice of Appeal to the U.S. Court of Appeals for the Federal Circuit. The parties completed briefing the appeal on November 13, 2012.

On February 3, 2012, Mahmood filed a new lawsuit against the Company in the U.S. District Court for the Southern District of New York seeking correction of inventorship of U.S. Patent Nos. 7,386,588; 6,463,464; and, 6,389,457, as well as “such other RIM patents the court may deem proper;” and, claims for fraud, breach

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

of fiduciary duty, conversion, unfair competition and unjust enrichment. The complaint seeks correction of inventorship, injunctive relief, monetary damages, punitive damages and other relief that the court may deem proper under the circumstances. On June 14, 2012, the Company filed a motion to dismiss the complaint. On October 25, 2012, the court granted the Company’s motion to dismiss the case with prejudice. On October 26, 2012, Mahmood filed a Notice of Appeal to the U.S. Court of Appeals for the Federal Circuit. On January 3, 2013, the Federal Circuit consolidated both cases. The parties completed briefing the appeal on February 22, 2013. Proceedings are ongoing.

On August 26, 2011, Synchronoss Technologies, Inc. (“Synchronoss”) filed a lawsuit against NewBay Software, Ltd and NewBay Software, Inc. (together, “NewBay”) in the U.S. District Court for the District of New Jersey. Synchronoss alleges that NewBay infringes U.S. Patent Nos. 6,671,757; 7,505,762; and, 7,587,446. The patents are generally directed to data synchronization and transfer for mobile devices. The complaint seeks an injunction, monetary damages and other relief that the court may deem proper under the circumstances. On April 27, 2012, Synchronoss filed an amended complaint, alleging infringement of two additional patents: U.S. Patent Nos. 6,757,696 and 7,643,824. The amended complaint sought an injunction, monetary damages and other relief that the court may deem proper under the circumstances. In December 2012 Synchronoss and the Company reached an agreement that settled the claims in the lawsuit. On December 28, 2012 the Court dismissed the case with prejudice. The Company and Synchronoss resolved all outstanding litigation on December 21, 2012 for an amount immaterial to the Consolidated Financial Statements.

On August 31, 2011, Openwave Systems Inc. (“Openwave”) filed a request that the ITC commence an investigation of alleged unlawful importation by the Company and that the ITC issue orders prohibiting certain of the Company’s products from being imported into the U.S. and sold in the U.S. Openwave alleges that the Company infringes U.S. Patents Nos. 6,233,608; 6,289,212; 6,405,037; 6,430,409; and 6,625,447. The patents are generally related to wireless data management. The claim construction hearing was held on July 25-26, 2012. Trial has been set for October 15, 2012 and the target date is March 12, 2013. On May 29, 2012, the ALJ re-set the initial determination date to be February 6, 2013 and re-set the target date for June 6, 2013. On October 12, 2012, Openwave filed an unopposed motion to terminate the investigation in its entirety. That same day, the court issued an initial determination terminating the investigation. On November 13, 2012, the investigation was terminated. Openwave also filed a companion complaint in the U.S. District Court for the District of Delaware regarding the same patents. On October 17, 2011 the Delaware court stayed the case pending the ITC investigation. On December 28, 2012, the Delaware court issued an order lifting the stay. The court has yet to issue a schedule. Proceedings are ongoing.

On September 7, 2011, Negotiated Data Solutions Inc. (“NData”) filed a lawsuit against the Company in the U.S. District Court for the Eastern District of Texas (Marshall Division) along with five other defendants asserting infringement of U.S. Patent Nos. 5,361,261; 5,533,018; 5,566,169; and 5,594,734, which are generally directed to isochronous capability or frame based transmission of data. The complaint seeks an injunction and monetary damages. A claim construction hearing occurred on December 5, 2012 and the trial is set for July 1, 2013. The Company and NData settled all outstanding litigation on February 4, 2013 for an amount immaterial to the Consolidated Financial Statements. The court dismissed the case with prejudice on February 19, 2013.

On September 12, 2011, WiAV Networks, LLC filed a lawsuit against the Company and one other defendant in the U.S. District Court for the Northern District of Texas alleging infringement of U.S. Patent Nos. 6,480,497 and 5,400,338. The patents are generally directed to coordinate-based roaming node and a packet

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

radio mesh network. The complaint seeks an injunction and monetary damages. The Company answered the complaint on October 27, 2011. The claim construction hearing occurred on October 10, 2012, and trial is scheduled to begin September 23, 2013. The court issued its claim construction Order on October 30, 2012. The Company and WiAV Networks, LLC settled all outstanding litigation on January 11, 2013 for an amount immaterial to the Consolidated Financial Statements. The court dismissed the case with prejudice on January 22, 2013.

On October 7, 2011, GrafTech International Holdings, Inc. (“GTI”) filed a lawsuit against the Company in the U.S. District Court for the Northern District of Texas (Dallas Division). GTI alleges that the Company infringes U.S. Patent Nos. 6,482,520 and 6,982,874 generally directed to exfoliated graphite sheets for heat dissipation. The Company filed its Answer on February 27, 2012. The complaint seeks an injunction and monetary damages. On September 17, 2012, the court granted the parties joint motion to administratively close the case. Either party may request the court to reopen the case if it feels that settlement negotiations have hit an impasse.

On November 17, 2011, Graphics Properties Holdings, Inc. (“GPH”) filed a complaint with the ITC against the Company along with twelve other defendants. GPH alleges that the Company infringes U.S. Patent Nos., 6,650,327 (the “’327 Patent”) and 6,816,145 (the “’145 Patent”) generally relating to display technology. GPH also alleges that the Company infringes U.S. Patent No. 5,717,881 (the “’881 Patent”) generally relating to data processing. The complaint seeks orders prohibiting certain of the Company’s products from being imported into the U.S. and sold in the U.S. Proceedings are ongoing. GPH withdrew the complaint and filed a new one to correct deficiencies on March 5, 2012. Trial has been set for January 17, 2013, the initial determination is scheduled to be completed by May 10, 2013 and the target date is September 10, 2013. On March 1, 2013, the ITC terminated the investigation.

On November 23, 2011, GPH filed a lawsuit against the Company in the U.S. District Court for the District of Delaware, alleging infringement of the ’327, ’145, and ’881 Patents. The complaint seeks an injunction and monetary damages. On May 11, 2012, the court issued an order staying the action against the Company pending the outcome of the ITC proceedings. On December 21, 2012, the Company obtained a license grant for an amount immaterial to the Consolidated Financial Statements. The court dismissed the case with prejudice on January 30, 2013.

On December 6, 2011, Advanced Video Technologies LLC (“AVT”) filed a lawsuit against the Company in the U.S. District Court for the Southern District of New York. AVT alleges that the Company infringes U.S. Patent No. 5,781,788 generally directed to a single-chip video codec. The complaint seeks an injunction, monetary damages and other relief that the court may deem proper under the circumstances. A claim construction order was issued on February 1, 2013. No trial date is currently set. Proceedings are ongoing.

On January 20, 2012, WI-LAN USA, Inc. and WI-LAN, Inc. (together, “WI-LAN”) filed a lawsuit against the Company in the U.S. District Court for the Southern District of Florida alleging infringement of U.S. Patent Nos. 5,515,369 and 6,232,969. The patents are generally directed to Bluetooth and character selection display interface. The complaint seeks an injunction and monetary damages. On February 21, 2012, WI-LAN filed an amendment to the complaint, alleging infringement of U.S. Patent No. 6,240,088. The patent is generally directed to a message review feature. The Company’s answer was due on March 19, 2012 and was filed on March 19, 2012. For this suit, the court has set a trial date for February 24, 2014. A claim construction hearing will be rescheduled for late July or early August 2013. Proceedings are ongoing. On December 11, 2012, Wi-LAN filed a second complaint against the Company. Wi-LAN asserted that the Company infringes U.S. Patent No. 6,260,168 generally directed to Bluetooth technology. The complaint seeks an injunction and monetary damages. For this suit, the court has set a trial date for November 11, 2013. Proceedings are ongoing.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

On March 9, 2012, Iswitch, LLC (“Iswitch”) filed a complaint against the Company in the U.S. District Court for the Eastern District of Texas. Iswitch alleges that the Company infringes U.S. Patent No. 7,225,334 generally directed to voice over IP technology. The complaint seeks monetary damages and all other relief to which the court may deem the Plaintiff be entitled. The court scheduled a claim construction hearing for August 29, 2013 and trial is set to begin on November 10, 2014. Proceedings are ongoing.

On March 15, 2012 Varia Holdings LLC (“Varia”) filed a lawsuit against the Company in the U.S. District Court for the District of Delaware. The complaint alleges infringement of U.S. Patent No 7,167,731 generally directed to emoticon input technologies. The complaint seeks monetary damages and any and all other relief to which Varia may be entitled. The Company answered the complaint on June 18, 2012. The court scheduled a claim construction hearing for November 22, 2013. The court has stayed proceedings while the parties negotiate settlement.

On March 30, 2012 Unifi Scientific Batteries, LLC (“USB”) sued the Company in the US District Court for the Eastern District of Texas (Tyler Division), along with four other defendant groups including Samsung and Texas Instruments. USB asserted that the Company infringes U.S. Patent 6,791,298 generally directed to battery charging technology. The complaint seeks money damages, an injunction, and other relief that the court deems just and proper. The Company filed its answer on June 11, 2012. The Court scheduled a claim construction hearing for January 9, 2014 and trial is set to begin on February 9, 2015. Proceedings are ongoing.

On April 2, 2012, NXP B.V. (“NXP”) filed a lawsuit against the Company in the U.S. District Court for the Middle District of Florida (Orlando Division). NXP asserted that the Company infringes U.S. Patent Nos. 7,330,455; 6,434,654; 6,501,420; 5,597,668; 5,639,697; and 5,763,955. NXP alleges that its patents are generally directed to certain wireless technologies including 802.11 and GPS, as well as certain methods of manufacture for semiconductor devices. The complaint seeks monetary damages, an injunction, and other relief that the court deems just and proper. The Company’s answer was due on May 30, 2012 and was filed on May 30, 2012. The court set trial for March 2014. Proceedings are ongoing.

On April 11, 2012, Touchscreen Gestures LLC (“Touchscreen”) filed a lawsuit against the Company in the U.S. District Court for the Eastern District of Texas (Tyler Division). Touchscreen asserted that the Company infringes US Patent Nos. 7,184,031; 7,180,506; 7,190,356; and 7,319,457 generally directed towards touchscreen technology. The complaint seeks monetary damages, an injunction, and other relief that the court deems just and proper. The court scheduled a claim construction hearing for December 5, 2013 and trial is set to begin on April 6, 2015. On February 11, 2013, Touchscreen served amended infringement contentions where it added US Patent No. 8,164,575 and did not include previously asserted US Patent No. 7,319,457. Proceedings are ongoing.

On April 25, 2012, Potter Voice Technologies LLC (“Potter”) filed a lawsuit against the Company in the U.S. District Court for the District of Colorado, along with 14 other defendants. Potter alleged that the Company infringes U.S. Patent 5,729,659 allegedly directed to voice command technology. The complaint seeks an injunction and monetary damages. A claim construction hearing has been scheduled for April 5, 2013. No trial date is currently set. Proceedings are ongoing.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

On May 3, 2012, Hunts Point Ventures, Inc. (“Hunts Point”) filed a lawsuit against the Company in the U.S. District Court for the Western District of Wisconsin alleging infringement of U.S. Patent No. 7,667,123, which generally relates to playlist technology. The complaint seeks an injunction and monetary damages. Trial had been set for November 4, 2013. On November 27, 2012, the case was transferred from the Western District of Wisconsin to the Northern District of Texas (Dallas Division). The court dismissed the case without prejudice on March 12, 2013 as no local counsel had filed an appearance for Hunts Point.

On May 29, 2012, Mobile Telecommunications Technologies LLC (“MTEL”) filed a lawsuit against the Company in the U.S. District Court for the Northern District of Texas (Dallas Division) alleging infringement of U.S. Patent Nos. 5,809,428; 5,754,946; 5,559,862; 5,894,506 and 5,581,804, some of which allegedly relate to certain aspects of handling failed delivery of wireless messages and others allegedly relate to certain methods of transmitting large volumes of email messages. The complaint seeks an injunction and monetary damages. The Company answered the complaint on August 22, 2012. A claim construction hearing has been scheduled for October 3, 2013 and trial has been set for June 9, 2014. Proceedings are ongoing.

On October 29, 2012, Softvault Systems, Inc. (“Softvault”) filed a lawsuit against the Company in the U.S. District Court for the Northern District of California (San Jose Division). Softvault asserted that the Company infringes U.S. Patent Nos. 6,249,868 and 6,594,765 generally directed to a system for disabling devices to prevent unauthorized use. The complaint seeks an injunction, monetary damages, and other relief that the court deems just and proper. The Company and Softvault settled all outstanding litigation on February 12, 2013 for an amount immaterial to the Consolidated Financial Statements. The court dismissed the case with prejudice on March 13, 2013.

On November 12, 2012, NovelPoint Tracking LLC (“NPT”) filed a lawsuit against the Company in the U.S. District Court for the Eastern District of Texas (Marshall Division). The complaint asserts that the Company infringes U.S. Patent No. 6,442,485, allegedly directed to automatic vehicle location, collision notification and synthetic voice technologies. The complaint seeks an injunction and monetary damages. The Company filed an answer on February 27, 2013. Proceedings are ongoing.

On November 29, 2012, Arendi S.A.R.L. (“Arendi”) filed a lawsuit against the Company in the U.S. District Court for the District of Delaware. The complaint alleges patent infringement of U.S. Patent Nos. 7,917,843 (“the ’843 patent”), 7,496,854 (“the ’854 patent”) and 8,306,993 (“the ’993 patent”). Both the ’843 patent and the ‘854 patent are entitled “Method, System and Computer Readable Medium for Addressing Handling from a Computer Program,” and the ‘993 patent is entitled “Method, System and Computer Readable Medium for Addressing Handling from an Operating System.” The complaint seeks damages, an injunction, costs and fees and any other just relief. A scheduling conference has not been scheduled. Proceedings are ongoing.

On December 21, 2012, Mers Kutt filed a lawsuit against the Company in the U.S. District Court for the Eastern District of Virginia (Alexandria). Mr. Kutt asserted that the Company infringes U.S. Patent No. 5,506,981 generally directed to an accelerator board for enhancing computer system performance. The pro se complaint sought monetary damages and other relief that the court deemed just and proper. On February 20, 2013 the court dismissed the case without prejudice for lack of standing.

On December 28, 2012, Callwave Communications, LLC. (“Callwave”) filed a lawsuit against the Company in the U.S. District Court for the District of Delaware. Callwave asserted that the Company infringes U.S. Patent Nos. 6,771,970 and 7,907,933 generally directed to locating mobile devices and processing a payment over a network, respectively. The complaint seeks monetary damages and other relief that the court deems just and proper. A scheduling conference has not been scheduled. Proceedings are ongoing.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

On January 4, 2013, Steelhead Licensing LLC (“Steelhead”) filed a lawsuit against the Company in the U.S. District Court for the District of Delaware. Steelhead asserted that the Company infringes U.S. Patent No. 5.491,834 generally directed to determining the manner for performing a handover between base stations in a network. The complaint seeks monetary damages, an injunction, and other relief that the court deems just and proper. On February 11, 2013 Plaintiff filed an amended complaint adding an allegation of inducement. A scheduling conference has not been scheduled. Proceedings are ongoing.

On February 22, 2013, Maz Encryption Technologies LLC (“Maz”) filed a lawsuit against the Company in the U.S. District Court for the District of Delaware. Maz asserted that the Company infringes U.S. Patent No. 6,185,681 generally directed to encryption for an electronic document management system. The complaint seeks an injunction, monetary damages, and other relief that the court deems just and proper. A scheduling conference has not been scheduled. Proceedings are ongoing.

On March 15, 2013, Rembrandt Wireless Technologies, LP (“Rembrandt”) filed a lawsuit against the Company in the U.S. District Court for the Eastern District of Texas (Marshall Division). Rembrandt asserted that the Company infringes U.S. Patent No. 8,023,580 generally directed to communication using at least two modulation methods. The complaint seeks an injunction, monetary damages, and other relief that the court deems just and proper.

Between May and August 2011, several purported class action lawsuits were filed against the Company and certain of its present or former officers in the U.S. District Court for the Southern District of New York, two of which have been voluntarily dismissed. On January 6, 2012, Judge Richard S. Sullivan consolidated the remaining three actions and appointed both lead plaintiff and counsel. On April 5, 2012, plaintiff filed the Consolidated Amended Class Action Complaint, alleging that during the period from December 16, 2010 through June 16, 2011, the Company and certain of its officers made materially false and misleading statements regarding the Company’s financial condition and business prospects, and seek unspecified damages. Defendants have brought a motion to dismiss the claim with prejudice, and filed its materials on June 4, 2012. Plaintiff filed its responding brief on August 3, 2012. Defendants filed their reply brief on September 4, 2012. The Company’s motion to dismiss was argued on October 25, 2012 with judgment reserved. Proceedings are ongoing.

As of October 2011, several purported class action lawsuits were filed against the Company in various jurisdictions alleging that subscribers to BlackBerry services had suffered losses during fiscal 2012 Service Interruption, one of which has been voluntarily dismissed on May 29, 2012. The Company believes that class action proceedings in these circumstances are without merit and intends to vigorously defend itself. In two of the cases the Company has negotiated a joint defence agreement with the co-defendants. In all cases, proceedings are ongoing.

In July 2012, Meta4Hand Inc. (“M4HI”) filed a lawsuit against the Company in the Court of Queen’s Bench, Alberta. The claim alleges that the Company has used and continues to use M4HI’s trade secrets. The claim is seeking damages and other remedies. The Company believes the claim has no merit and will vigorously defend itself. M4HI has not yet responded to the Company’s request for more particulars. Proceedings are ongoing.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Market Risk of Financial Instruments

The Company is engaged in operating and financing activities that generate risk in three primary areas:

Foreign Exchange

The Company is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency, the U.S. dollar. The majority of the Company’s revenues in fiscal 2013 are transacted in U.S. dollars. Portions of the revenues are denominated in Canadian dollars, Euros and British Pounds. Purchases of raw materials are primarily transacted in U.S. dollars. Other expenses, consisting mainly of salaries, certain operating costs and manufacturing overhead are incurred primarily in Canadian dollars. At March 2, 2013, approximately 19% of cash and cash equivalents, 29% of accounts receivables and 5% of accounts payable are denominated in foreign currencies (March 3, 2012 – 38%, 30% and 11%, respectively). These foreign currencies primarily include the Canadian dollar, Euro and British Pound. As part of its risk management strategy, the Company maintains net monetary asset and/or liability balances in foreign currencies and engages in foreign currency hedging activities using derivative financial instruments, including currency forward contracts and currency options. The Company does not use derivative instruments for speculative purposes. The principal currencies hedged include the Canadian dollar, Euro and British Pound.

The Company enters into forward and option contracts to hedge exposures relating to anticipated foreign currency transactions. These contracts have been designated as cash flow hedges with the effective portion of the change in fair value initially recorded in accumulated other comprehensive income and subsequently reclassified to income when the hedged exposure affects income. Any ineffective portion of the derivative’s gain or loss is recognized in current period income. For the fiscal year ended March 2, 2013, there was $8 million in realized gains on forward contracts which were ineffective upon maturity (March 3, 2012 – nil). As at March 2, 2013 and March 3, 2012, the outstanding derivatives designated as cash flow hedges were considered to be fully effective. As at March 2, 2013, the net unrealized losses on these forward and option contracts were approximately $8 million (March 3, 2012 – net unrealized gains of $51 million) and were recorded in other current assets and accumulated other comprehensive income. Unrealized losses were recorded in accrued liabilities and accumulated other comprehensive income.

The Company enters into forward and option contracts to hedge certain monetary assets and liabilities that are exposed to foreign currency risk. The principal currencies hedged include the Canadian dollar, Euro and British Pound. These contracts are not subject to hedge accounting; as a result, gains or losses are recognized in income each period, generally offsetting the change in the U.S. dollar value of the hedged asset or liability. As at March 2, 2013, net unrealized gains of $29 million were recorded (March 3, 2012 – net unrealized losses of $14 million). Unrealized gains associated with these contracts were recorded in other current assets and selling, marketing and administration. Unrealized losses were recorded in accrued liabilities and selling, marketing and administration.

Interest Rate

Cash, cash equivalents and investments are invested in certain instruments of varying maturities. Consequently, the Company is exposed to interest rate risk as a result of holding investments of varying maturities. The fair value of investments, as well as the investment income derived from the investment portfolio, will fluctuate with changes in prevailing interest rates. The Company does not currently use interest rate derivative financial instruments in its investment portfolio.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Credit and Customer Concentration

The Company has historically been dependent on an increasing number of significant telecommunication carriers and distribution partners and on larger more complex contracts with respect to sales of the majority of its products and services. The Company has experienced significant sales growth in the past, resulting in the growth in its carrier customer base in terms of numbers, sales and accounts receivable volumes, and in some instances, new or significantly increased credit limits. The Company, in the normal course of business, monitors the financial condition of its customers and reviews the credit history of each new customer. The Company establishes an allowance for doubtful accounts that corresponds to the specific credit risk of its customers, historical trends and economic circumstances. The allowance as at March 2, 2013 was $17 million (March 3, 2012 - $16 million). The Company also places insurance coverage for a portion of its accounts receivable balances. There was one customer that comprised 8.2% of accounts receivable as at March 2, 2013 (March 3, 2012 – one customer comprised 13%). Additionally, there were no customers that comprised 10% of the Company’s fiscal 2013 revenue (fiscal 2012 revenue – no customer comprised 10% or greater).

The Company is exposed to credit risk on derivative financial instruments arising from the potential for counterparties to default on their contractual obligations. The Company mitigates this risk by limiting counterparties to highly rated financial institutions and by continuously monitoring their creditworthiness. The Company’s exposure to credit loss and market risk will vary over time as a function of currency exchange rates. The Company measures its counterparty credit exposure as a percentage of the total fair value of the applicable derivative instruments. Where the net fair value of derivative instruments with any counterparty is negative, the Company deems the credit exposure to that counterparty to be nil. As at March 2, 2013, the maximum credit exposure to a single counterparty, measured as a percentage of the total fair value of derivative instruments with net unrealized gains was 29% (March 3, 2012 – 30%).

The Company is exposed to market price and credit risk on its investment portfolio. The Company reduces this risk by investing in liquid, investment grade securities and by limiting exposure to any one entity or group of related entities. As at March 2, 2013, no single issuer represented more than 22% of the total cash, cash equivalents and investments (March 3, 2012 – no single issuer represented more than 9% of the total cash, cash equivalents and investments).

Market values are determined for each individual security in the investment portfolio. The Company assesses declines in the value of individual investments for impairment to determine whether the decline is other-than-temporary. The Company makes this assessment by considering available evidence including changes in general market conditions, specific industry and individual company data, the length of time and the extent to which the fair value has been less than cost, the financial condition, the near-term prospects of the individual investment and the Company’s ability and intent to hold the debt securities to maturity. The Company did not record any other-than-temporary impairment charges for the fiscal year ended March 2, 2013.

Disclosure Controls and Procedures and Internal Controls

Disclosure Controls and Procedures

As of March 2, 2013, the Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and its Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures, as defined in Rules 13(a)-15(e) and 15(d)-15(e) under the U.S. Exchange Act. Based on that evaluation, the

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Chief Executive Officer and the Chief Financial Officer have concluded that, as of such date, the Company’s disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the U.S. Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13(a)-15(f) and 15(d)-15(f) under the U.S. Exchange Act as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP and includes those policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

•

provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisitions, use or dispositions of the Company’s assets that could have a material affect on the Company’s financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of March 2, 2013. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on this assessment, management believes that, as of March 2, 2013, the Company’s internal control over financial reporting was effective.

The Company’s independent auditors have issued an audit report on the Company’s internal control over financial reporting. This report is included with the Consolidated Financial Statements.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Changes in Internal Control Over Financial Reporting

During the fiscal year ended March 2, 2013, no changes were made to the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.